24-4306

02010714

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

RECEIVED
FEB 13 2002
368

Date Filed: ________________

File No. ________________

PROCESSED
FEB 20 2002
THOMSON
FINANCIAL

AMN Records, Inc.

(Exact name of issuer as specified in its charter)

Tennessee

(State or other jurisdiction of incorporation or organization)

1227 16th Avenue South, Nashville, TN 37212 (615) 321-4700

(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Keith Dressel 1227 16th Avenue South, Nashville, TN 37212 (615) 321-4700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

7922	**62-1797234**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART 1 -- NOTIFICATION

ITEM 1. Significant Parties

(a) Issuer's Directors

Full Name	Business Address	Residential Address
Keith Dressel	1227 16th Ave. South Nashville, Tn. 37212	280 Bridgeway Circle Nashville, Tn. 37211
Juan Contreras	1227 16th Ave. South Nashville, Tn. 37212	5100 Franklin Rd. Nashville, Tn. 37220
George Collier	1227 16th Ave. South Nashville, Tn. 37212	207 Norfolk Ln. Franklin, Tn. 37135
Jamie Oldaker	1227 16th Ave. South Nashville, Tn. 37212	1915 Overhill Drive Nashville, Tn. 37215
Joseph Francis	1227 16th Ave. South Nashville, Tn. 37212	3506 Scarsdale Rd. Nashville, Tn. 37215
Doug Lexa	1227 16th Ave. South Nashville, Tn. 37212	1807 Chardon Circle Encino, Ca. 91316

(b) Issuer's Officers

Full Name and Position	Business Address	Residential Address
Keith Dressel, C.E.O.	1227 16th Ave. South Nashville, Tn. 37212	280 Bridgeway Circle Nashville, Tn. 37211
Juan Contreras, V-Pres	1227 16th Ave. South Nashville, Tn. 37212	5100 Franklin Rd. Nashville, Tn. 37220
Jamie Oldaker, V-Pres.	1227 16th Ave. South Nashville, Tn. 37212	1915 Overhill Drive Nashville, Tn. 37215
Doug Lexa, V-Pres	1227 16th Ave. South Nashville, Tn. 37212	1807 Chardon Circle Encino, Ca. 91316

(b) Issuer's General Partners

Not Applicable. Issuer is a corporation.

(c) Record owners of 5 percent or more of any class of the issuer's equity securities

Full Name	Business Address	Residential Address

Keith Dressel	1227 16th Ave. South Nashville, Tn. 37212	280 Bridgeway Circle Nashville, Tn. 37211
Juan Contreras	1227 16th Ave. South Nashville, Tn. 37212	5100 Franklin Rd. Nashville, Tn. 37220
Jamie Oldaker	1227 16th Ave. South Nashville, Tn. 37212	1915 Overhill Drive Nashville, Tn. 37215
Joseph Francis	1227 16th Ave. South Nashville, Tn. 37212	3506 Scarsdale Rd. Nashville, Tn. 37215

(d) Beneficial Owners of 5 percent or more of any class of the issuer's equity securities

Full Name	Business Address	Residential Address
Keith Dressel	1227 16th Ave. South Nashville, Tn. 37212	280 Bridgeway Circle Nashville, Tn. 37211
Juan Contreras	1227 16th Ave. South Nashville, Tn. 37212	5100 Franklin Rd. Nashville, Tn. 37220
Jamie Oldaker	1227 16th Ave. South Nashville, Tn. 37212	1915 Overhill Drive Nashville, Tn. 37215
Joseph Francis	1227 16th Ave. South Nashville, Tn. 37212	3506 Scarsdale Rd. Nashville, Tn. 37215

(e) Promoters of the issuer

Full Name	Business Address	Residential Address
Keith Dressel	1227 16th Ave. South Nashville, Tn. 37212	280 Bridgeway Circle Nashville, Tn. 37211
Juan Contreras	1227 16th Ave. South Nashville, Tn. 37212	5100 Franklin Rd. Nashville, Tn. 37220
Jamie Oldaker	1227 16th Ave. South Nashville, Tn. 37212	1915 Overhill Drive Nashville, Tn. 37215
Doug Lexa	1227 16th Ave. South Nashville, Tn. 37212	1807 Chardon Circle Encino, CA 91316
George Collier	1227 16th Ave. South Nashville, Tn. 37212	207 Norfolk Ln. Franklin, Tn. 37135

(f) Affiliates of the issuer

Full Name	Business Address	Residential Address
Keith Dressel	1227 16th Ave. South Nashville, Tn. 37212	280 Bridgeway Circle Nashville, Tn. 37211
Juan Contreras	1227 16th Ave. South Nashville, Tn. 37212	5100 Franklin Rd. Nashville, Tn. 37220
George Collier	1227 16th Ave. South Nashville, Tn. 37212	207 Norfolk Ln. Franklin, Tn. 37135
Jamie Oldaker	1227 16th Ave. South Nashville, Tn. 37212	1915 Overhill Drive Nashville, Tn. 37215
Joseph Francis	1227 16th Ave. South Nashville, Tn. 37212	3506 Scarsdale Rd. Nashville, Tn. 37215

(g) Counsel to the issuer with respect to the proposed offering

Full Name	Business Address	Residential Address
Richard E. Daniels	Daniels McGowan & Assoc. 2 Penn Center #200 Philadelphia, PA 19102 And 1201 Allen Market Lane, Ste. 200 St. Louis, MO 63104	11844 Bandera Rd. # 418 Helotes, TX 78023

(h) Each underwriter with respect to the offering

None

(i) The underwriter's directors

Not Applicable.

(k) The underwriter's officers

Not Applicable

(l) The underwriter's general partners

Not Applicable

(m) Counsel to the underwriter

Not Applicable

ITEM 2. Application of Rule 262

Not applicable to the issuer, a predecessor, affiliate or any officer or director.

ITEM 3. Affiliate Sales

Not applicable; there are no re-sales of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

Alaska	Kansas	North Carolina	Oregon
Arizona	Maine	North Dakota	Tennessee
Arkansas	Maryland	Oklahoma	
Massachusetts	Colorado	Michigan	
Connecticut	Mississippi	Rhode Island	
Delaware	Missouri	South Carolina	
Florida	Nebraska	Texas	
Hawaii	Nevada	Utah	
Idaho	New Hampshire	Washington	
Indiana	New Jersey	West Virginia	
Iowa	New Mexico	Wyoming	

These securities will be offered by the directors and officers of the company. Under the provisions of Rule 255, the issuer is authorized to issue a "Preliminary Offering Circular". As a result of issuing such Circular, interested parties will, from time to time, inquire directly to the Company as to the availability of company stock. Once qualified, the purchase of securities will be coordinated by an officer and/or director of the company, the escrow agent and the transfer agent. The same is true of any offers to purchase that may result from sales published and filed by the issuer under Rule 256, should any such material be published. All sales made by officers and directors of the company and the use of the proceeds of those sales will be reported on Form 2A pursuant to Rule 257 of Regulation A. Additional offers and sales will be made to entities described in Rule 3a 4-1, i.e. to registered brokers, dealers, registered investment companies, insurance companies and certain trusts and trust companies.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Since its inception on August 16, 1999, the Company has sold 238,000 share of common stock to 24 separate purchasers for a total cash consideration of $238,000. All stock sold was at a price of $1.00 per shares.

Date Sold	Purchaser	Shares Purchased
09/07/99	R. I. Geldreich, Nashville, TN	5,000
09/07/99	T.P. Yeager, Nashville, TN	10,000
09/07/99	S.A. Francis, Nashville, TN	5,000
09/07/99	W.A. Strasser, Sr. Nashville, TN	6,000
09/07/99	W.A. Strasser, Jr. Kilauea, HI	1,000
09/07/99	M. D. Crowell, Louisville, TN	10,000
09/14/99	R. Patrick, Lacey's Spring, AL	3,000
09/14/99	L. Hicks, Lacey's Spring, AL	20,000
09/14/99	W. & B. Brooksbank, Huntsville, AL	1,000

09/17/99	B. Hall, Franklin, TN	5,000
09/21/99	K. Gray, Nashville, TN	5,000
11/10/99	R. Resnick, Palm Harbor, FL	10,000
11/16/99	S. Platt, Palm Springs, CA	5,000
11/17/99	J. Kerr, Seneca, KS	500
11/17/99	K. McMurtry, Seneca, KS	500
11/17/99	Lynn Hammersmith, Park Ridge, IL	5,000
11/17/99	JLJ, Inc., Skokie, IL	5,000
12/06/99	D. Barton, Draper, UT	2,500
01/22/00	R. I. Geldreich	25,000*
02/22/00	J. Eckelberger, Dallas, TX	10,000
02/22/00	M. Crowell, Louisville, TN	15,000*
02/24/00	B. Corwin, Crescent, OK	20,000
03/01/00	B.& K. Carlton, Louisville, TN	10,000
03/29/00	J. Watkins, Southaven, MS	3,000
05/25/00	J. & S. Thorne, Thousand Oaks, CA	1,500
06/02/00	S. Francis, Nashville, TN	7,000*
07/11/00	S. Francis, Nashville, TN	8,000*
07/17/00	W. Strasser, Sr., Nashville, TN	4,000*
07/25/00	Lynn Hammersmith, Park Ridge, IL	20,000*
07/25/00	JLJ, Inc., Skokie, IL **	5,000*
08/16/00	T. Davis, Nashville, TN	10,000
	Total Shares sold	238,000

* Repeat Purchase

** JLJ, Inc. is an Illinois Corporation with its primary place of business at 8146 Floral Avenue, Skokie, IL, 60067. The corporation has three (3) shareholders, John and Lynn Hammersmith, who are husband and wife, and Jim Hammersmith, who is the brother of John. John Hammersmith is the CEO of the corporation.

In addition, in exchange for services, the company issued 93,300 shares to a total of 12 individuals. These shares were issued at a value of $1.00 per share, based upon the approximate estimated market value of the services rendered.

Date Issued	Shareholder	Shares Issued	For
08/30/99	David M. Durham, Amarillo, TX	6,000	Admin. Svcs
09/07/99	Rodney S. Barron, Beverly Hills, CA	25,000	Organ. Svcs.
09/07/99	WIM'S Investment Club, Madison, NJ	5,000*	Cons. Svcs.
09/07/99	Stuart West, Chatham, NJ	300	Misc. Svcs
09/07/99	Dean Sickler, Chatham, NJ	5.000	Cons. Svcs
09/07/99	Darron & John Milne, Madison, NJ	5,000	Legal Svcs
09/14/99	Tina Hicks, Huntsville, AL	10,000	Web Site Dev.
09/14/99	Jim Felder, Madison, AL	25,000	Web Site Dev.
10/01/99	Norman Gillis III, McComb, MS	2,750	Legal Svcs.
10/01/99	Scott Madigan, Alpharetta, GA	5,000	Cons. Svcs
10/01/99	Michael Mills, Nashville, TN	3,750	Legal Svcs.

12/17/99	Brian Thompson, Houston, TX	500	Logo Design
Total Issued		93,300	

* WIM's Investment Club, 81 Green Avenue, Madison, New Jersey, has several hundred members. These services were rendered by the then president, Valerie Granite, who directed that they be issued to the investment club. The current president is Barbara Liberman.

In addition, we issued a total of 3,965,000 to five persons who are the founders and promoters of the company, as follows:

8/16/99	Keith Dressel, Nashville, TN	1,491,668
8/16/99	Joseph G. Francis, Nashville, TN	750,000
8/30/99	Juan M. Contreras, Nashville, TN	816,666
8/30/99	James R. Oldaker, Nashville, TN	706,666
8/30/99	George Collier, Nashville, TN	200,000
Total		3,965,000

The basis of distribution of these shares among the parties was a mutually agreed upon appraisal of the relative contributions made in organizing the company prior to its formation.

The total number of shares issued to these founders was based on the estimate of the value of the relative contribution they made collectively to the business during the pre-formation stage, compared to the value of the outside investor funds assuming the maximum number of shares were sold. No shares were distributed to founders for services to be rendered after the company was formed.

The issuer relies on Section 4(2) of the Securities Act of 1933, the requirements for a private placement set forth by the court in SEC v. Ralston Purina Co. and Securities Act Release No.4552 for the exemption from registration of the securities sold privately by the company.

Section 4(2) of the Securities Act of 1933 provides that the registration requirements of section 5 do not apply to "transactions by an issuer not involving any public offering." Furthermore, the court in *SEC v. Ralston Purina Co.* said that the applicability of the exemption should "turn on whether the particular class of persons affected needs the protection of the act. It is clear, from a factual standpoint, that the sale of private stock by the Issuer did not involve a public offering and that the sales were made to purchasers who did not need the protection afforded by the Securities Act of 1933. Twenty-four individuals, known to be sophisticated, informed investors purchased a total of 238,000 shares of the company common stock, between the 7th day of August 1999 and the 16th day of August 2000. The offerees were presented with a company business plan, financial statements and copies of the company Articles of Incorporation and By-Laws. Furthermore, the offerees had access to such additional information as could be found in a registration statement. Finally, the offerees were individuals know personally by officers and directors of the Issuer and no general solicitation or public advertising was used in connection with the private offering.

ITEM 6. Other Present or Proposed Offerings

None

ITEM 7. **Marketing Arrangements**

There are no applicable marketing arrangements.

ITEM 8. **Relationship with Issuer of Experts Named in Offering Statement**

The auditors of the company, Hunter, Atkins & Russell, PLC are not paid on a contingency basis, and have no direct or indirect interest in the issuer. All fees to the auditors have been paid in cash and they are paid in full.

ITEM 9. **Use of a Solicitation of Interest Document**

No solicitation of interest document has been or will be used.

These securities are offered under an exemption from registration; however, the Commission has not made an independent determination that these securities are exempt from registration.

In this offering circular, references to the "company", "AMN", "we", "us", and "our" refer to AMN Records, Inc.

TABLE OF CONTENTS

This offering circular contains all of the representations made by us concerning this offering, and no person shall make different or broader statements than those contained in this document. You are cautioned not to rely upon information not expressly set forth in this offering circular.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of ___ pages.

Part II – Offering Circular

AMN Records, Inc.

1227 16th Avenue South
Nashville, TN. 37212
(615) 321-4700

$2,000,000 to $4.500,000 Subscription Amount
Consisting of 1,000,000 Minimum and 2,250,000 Maximum Shares of Common Stock

We are offering a maximum of 2,250,000 shares of common stock, no par value. The minimum amount offered is 1,000,000 shares. Certain selling shareholders are offering 33,130 shares all of which must be deposited in escrow prior to the commencement of the offering. The purchase price is $2.00 per share and there is no minimum subscription. We are making this offering to the public in general and not to any special group.

Until the minimum number of shares has been sold, the proceeds from the sale of the shares will be promptly deposited in an escrow account with SouthTrust Bank Corporate Trust Services, 230 Fourth Avenue N., Suite 100, Nashville, TN. 37219, (615) 880-4005. As soon as the minimum number of shares has been sold, the escrow account will be dissolved and we will use the proceeds as they are received. If the minimum number of shares has not been sold by the Termination Date, the escrow agent will promptly return the full amount of sales proceeds to the purchasers without interest and without deduction of any fees. No purchases by officers, directors, or affiliates will be counted toward the minimum number of securities sold to break escrow.

This offering will be for a period of 120 days from the date this Offering Circular is qualified and may be extended for a period of 60 days beyond the Termination Date at the option of the company.

No market presently exists for our shares.

Investment in small businesses involves a high degree of risk, and you should not invest any funds in this offering unless you can afford to lose your entire investment. ***See page 4 for the risk factors that we believe present the most substantial risks to you in this offering.***

	If Maximum Sold		If Minimum Sold	
	Per Share	Total	Per Share	Total
Public Offering Price	$2.00	$4,500,000	$2.00	$2,000,000
Legal, Accounting, Printing Costs	$0.0267	$ 60,000	$0.06	$ 60,000
Net Proceeds to Selling Shareholders	$1.9733	$ 66,260	$1.94	$ 29,434
Net Proceeds to AMN Records, Inc.	$1.9733	$4,373,740	$1.94	$1,910,566

(1) The stock is being sold by the Company through certain of its officers and directors, Keith Dressel, Juan Contreras, Doug Lexa, Jamie Oldaker, and George Collier. No compensation of any kind is being paid to the Company. There is no Underwriter and there are no finder's fees being paid to any parties. We may use broker-dealers in connection with the sale of these securities in the future. In that case, we will file a post qualification amendment to the offering. The company will only sell this offering to registered brokers or dealers, registered investment companies, insurance companies, banks, savings and loan associations, trust companies or similar institutions supervised by state or federal banking authority, or a trust for which a bank, a saving and loan association, a trust company, or a registered investment adviser either is a trustee or is authorized in writing to make investment decisions.

In making an investment decision you must rely on your own examination of us and the terms of this offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon

OFFERING CIRCULAR SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements, including the accompanying notes, appearing elsewhere in this offering circular. You should carefully consider the information set forth under the caption "Risk Factors" before investing in our company.

The Company

AMN Records, Inc. is a privately owned development stage company formed as a Tennessee Corporation on August 16, 1999. We operate as a diversified entertainment company. Our business is divided into two segments. The first, the Recorded Music Entertainment segment's principal businesses are the production, marketing, and distribution of recorded music; and music publishing. Through this segment, we plan to operate several record labels, which target specific genres of music, specifically Alternative, Adult Alternative, Country, Comedy and Classical.

We own and will soon commence operations of our sponsor and advertiser-supported Online and Cable Entertainment Networks, our second business segment. These networks are in the final development stage and will be ready to begin production as soon as financing is completed. We plan to merge the two media of television and the Internet into sales, promotion, and programming opportunities. We will offer the public a series of interactive, full screen, full motion, and stereo television channels via the Internet and traditional cable television. These channels will be transmitting 24 hours a day, 7 days a week.

The Offering

	Maximum	Minimum
Common Stock Offered for sale by the company................	Shares 2,216,870	Shares 985,283
Common Stock Offered for sale by existing shareholders	Shares 33,130	Shares 33,130
Use of Proceeds.........................	To finance the production of six to fifteen recordings, develop our cable television and Internet programming, and for working capital.	

The number of shares of common stock outstanding after this offering is based on the assumption that all of the shares offered by us are sold.

ESCROW AGREEMENT

We have established an escrow account with SouthTrust Bank at 230 Fourth Avenue N., Suite 100, Nashville, TN 37219. SouthTrust Bank's phone number is (615) 880-4005. All funds from purchases of stock will be promptly deposited into the escrow account until the minimum number of shares have been sold, 1 million shares. As soon as the minimum number of shares are sold, the escrow account will dissolve and we will use the proceeds as we receive them. If the minimum number of shares are not sold before the termination date of this offering, the escrow agent will return all investor funds, promptly, without interest and without deductions for any feels. SouthTrust Bank is acting in an agency capacity and not as a fiduciary. This means that the bank is holding the funds, in trust, under the terms that we have indicated. The bank's sole obligation is to faithfully follow the terms of the escrow agreement. The bank will not make any independent decisions, investment or otherwise, and is obligated to invest all funds in either the SouthTrust US Treasury Obligation Fund or the JP Morgan Prime Cash Management Fund. The Escrow Agreement limits any legal or equitable rights, remedies and claims only to the parties to the agreement

Summary Financial Information

Interim Statements
Ended September 30, 2001 Un-audited

Income Statement Data:	
Net revenues	$ 0
Operating expense	78,681
Other expense	0
Loss before inc. taxes......	$ (72,183)
Income taxes	0
Net Loss	$ (72,183)
Per Share Data Net loss ...	$ (0.02)
Weighted average shares outstanding	4,296,300

Balance Sheet Data:

	June 30, 2001 (Un-audited)	
	Actual	As Adjusted (1)
Working Capital	$ (33,697)	$ 1,876,869
Total Assets	49,072	1,959,638
Long-term debt	0	0
Shareholders' equity	(10,936)	1,899,630

(1) Reflects the receipt of the minimum proceeds of the offering as if it had occurred at March 31, 2001.

RISK FACTORS

The purchase of the securities offered in this offering circular is subject to a high degree of risk. You should consider the following factors, among others, before subscribing. You are urged to consult your own financial counsel in connection with the possible purchase of these securities.

(1) Risk of immediate dilution, due to the offering price being arbitrarily set at higher price than other investors and officers and directors paid for their shares.

The price of the shares being offered was arbitrarily determined by us based upon such factors as an increase in revenues and earnings, the successful results of the use of proceeds to be raised by this offering, and anticipated future performance. The pricing of these shares does not bear any relationship to the assets, book value or net worth, cash flows or past operating results, and should not be considered to be an indication of the actual value of the company.

Investors participating in this offering will incur substantial dilution of their investments as it relates to the resulting net tangible book value of our common stock. The founders and organizers of the company received 3,965,000 shares of common stock when the company was organized in August of 1999. They received the stock for services performed in organizing the company and for services to be performed in the future. The stock has no par value and no value is assigned to the share in our financial statements. Other current shareholders acquired their shares for a cash price of $1.00 per share and others received stock for services rendered. The shares issued for services rendered were given a value of $1.00 per share. (See "Dilution" on page 13.)

The basis of distribution of the 3,965,000 shares among the founders was a mutually agreed upon appraisal of the relative contributions to be made to the business; knowledge of and experience in the music business, contacts with artists, salesmanship, knowledge of financing, business experience in general and entrepreneurship in particular, knowledge of the workings of a music network, and the possession of other industry contacts deemed to be valuable in building the company.

The music industry is highly specialized, and success requires a particular type of experience and management expertise. The total number of shares issued to these founders was based upon their estimate of the value of the relative contribution they would collectively make to the business during its crucial first full year to year-and-a-half after a successful offering, should one occur, compared to the value of the outside investors' funds, assuming the maximum number of shares were sold.

(2) We are a Development Stage company, with no operating history, and you could lose your entire investment.

We were incorporated in the State of Tennessee on August 16, 1999. Our limited operating history makes it difficult to predict future performance. Future operating results will depend on many factors, including demand for our products and programming content. Our prospects must be considered in light of the risks, difficulties and uncertainties frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving markets such as the entertainment industry and the market for internet content and advertising. To achieve and sustain profitability, we believe we must, among other things,

- provide compelling and unique music, videos, products, programming content to Internet viewers, and traditional retail,
- successfully market and sell our product lines and programming content,
- effectively develop new and maintain existing relationships with artists, distributors, retail accounts, advertisers, content and programming providers, business customers and advertising agencies, alliances,
- respond to competitive developments, and make strategic alliances,
- successfully introduce enhancements to existing products and services to address new technologies and standards,
- attract, retain and motivate qualified personnel.

Our operating results are also dependent on factors outside the control of our management, such as the availability of compelling content, and the development of broadband networks that support multimedia streaming. There can be no assurance that we will be successful in addressing these risks, and failure to do so could have a material adverse effect on our business, results of operations and financial condition. Additionally, our limited operating history makes the prediction of future operating results difficult or impossible, and there can be no assurance that our revenues will be sufficient to achieve and maintain profitability or generate adequate cash from operations in future periods.

For these and other reasons, there can be no assurance that we will ever achieve profitability or, if profitability is achieved, that it can be sustained.

(3) Risk of liquidity, as there is no public market for our shares, and no assurance of a public trading market developing or of NASDAQ inclusion.

Purchasers of these shares are at risk of no liquidity.

Prior to this offering, there has been no established trading market for our securities, and there is no assurance that a regular trading market for the securities will develop after completion of this offering. If a trading market does develop for the securities offered hereby, there can be no assurance that it will be sustained.

The Nasdaq Listing Qualifications Committee has not yet approved our common stock, however we have plans, upon the completion of this offering, to complete a proposed Initial Public Offering and then comply with Nasdaq's usual listing procedures. If for any reason the securities are not eligible for continued listing on NASDAQ, or a public trading market for the securities does not develop, purchasers of the securities may have difficulty selling their securities. In order to qualify for listing on Nasdaq, a company must, among other things, have at least $2,000,000 in total assets and $1,000,000 in total capital and surplus, a public float of a least 100,000 shares having a market value of least $200,000, and a minimum bid price of $1 per share, which minimum bid price requirement is waived if the Company maintains at least $2,000,000 in total capital and surplus and $1,000,000 in market value of its public float. If we are found able to satisfy the requirements for continued listing on Nasdaq, of which there can be no assurance, the common stock offered hereby would be quoted in the over-the-counter market in the National Quotation Bureau ("NQB") "Pink Sheets" or on the National Association of Securities Dealers ("NASD") OTC Electronic Bulletin Board under the same symbols.

In the event that, at some time in the future, the securities are no longer over the Nasdaq, it is anticipated that the common stock will be quoted in the National Quotation Bureau ("NQB") "Pink Sheets" or on the NASD OTC Electronic Bulletin Board, a NASD sponsored and operated inter-dealer automated quotation system for equity securities not quoted on Nasdaq. In such event, the prices and liquidity of the securities could be adversely affected and the trading of the securities could be subject to the so-called "penny stock" rules. See "Risk of low-priced Securities." Further, the de-listing of the securities may cause us to experience difficulty in raising additional capital and may result in a loss of coverage of the securities by brokers and financial press. The NASD OTC Bulletin Board was introduced in 1993 as an alternative to the "Pink Sheets" trading of over-the-counter securities. There can be no assurance that the NASD OTC Electronic Bulletin Board will be recognized as an alternative to quotation on the Nasdaq or in the "Pink Sheets."

(4) Risk due to possibility of highly volatile stock price.

Should a market develop for our shares, the trading price of the common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in quarterly operating results, announcements of technological innovations, new sales formats or new services by us or our competitors, changes in financial estimates by securities analysts, conditions or trends in Internet or traditional retail markets, changes in the market valuations of other Internet or entertainment-oriented companies, announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, capital commitments, additions or departures of key personnel, sales of common stock and other events or factors, many of which are beyond our control. In addition, the stock market in general, and the market for entertainment companies in particular, has experienced extreme price and volume fluctuations which have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may materially adversely affect the market price of the common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against such companies. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, results of operations, and financial condition.

(5) Financial risk of dependence upon key personnel.

We will be largely dependent on the skills, experience and efforts of our management team, especially our Chairman and Chief Executive Officer, Keith Dressel. The loss of Mr. Dressel could have a materially adverse effect on our business. We plan to enter into employment contracts with Mr. Dressel and other key management personnel at the completion of this offering.

(6) Risk due to minority status of new investors.

Upon completion of this offering, our directors and executive officers will beneficially own approximately 3,965,000 million common shares; approximately 60.57% of the outstanding common stock if all the shares offered are sold. As a result, these stockholders, if they act as a group, will have a significant influence on all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such control may have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders." Additionally the officers and directors, in addition to the present shareholders, have preemptive rights. A preemptive right is a right giving existing shareholders the opportunity to purchase shares of a new issue before it is offered to others. Accordingly, such persons will continue to be able to substantially control the company's affairs, including, without limitation, the sale of equity or debt securities, the appointment of officers, establishing compensation levels and the determination whether to cause a registration statement to be filed. (See Description of Securities - Common Stock)

(7) Risk of low-priced securities

The Securities and Exchange Commission has adopted regulations that generally define a "penny stock" as any equity security that has a market price of less than $5.00 per share and that is not traded on a national stock exchange, NASDAQ or the NASDAQ National Market System. Now, or sometime in the future, penny stocks could be removed from NASDAQ or the NASDAQ National Market System or the securities may become subject to rules of the Commission that impose additional sales practice requirements on broker-dealers effecting transactions in penny stocks. In most instances, unless the purchaser is either (i) an institutional accredited investor, (ii) the issuer, (iii) a director, officer, general partner or beneficial owner of more than five percent (5 %) of any class of equity security of the issuer of the any stock that is the subject of the transaction, or (iv) an established customer of the broker-dealer, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's prior written consent to the transaction. Additionally, on any transaction involving a penny stock, the rules of the Commission require, among other things, the delivery, prior to the transaction, of a disclosure schedule prepared by the Commission relating to the penny stock market and the risks associated with investing in penny stocks. The broker dealer also must disclose the commissions payable to both the broker-dealer and registered representative and current quotations for the securities. Finally, among other requirements, monthly statements must be sent to the purchaser of the penny stock disclosing recent price information for the penny stock held in the purchaser's account and information on the limited market in penny stocks. Consequently, the penny stock rules may restrict the ability of broker-dealers to sell the securities and may affect the ability of purchasers in this Offering to sell the securities in the secondary market.

(8) Financial risks inherent in the recorded music and entertainment industry.

The recorded music and entertainment industry, like other creative industries, involves a substantial degree of risk. Each recording or other entertainment endeavor is an individual artistic work, and its commercial success is primarily determined by consumer taste, which is unpredictable and constantly changing. As a result, we cannot assure the financial success of any particular release, the timing of success, or the popularity of any particular artist.

(9) Risk of loss of sales revenue due to infringement of our copyrighted materials.

Infringement of our copyrights in the form of unauthorized reproduction and sale of artists' commercially successful recordings may occur. If we achieve significant commercial success with one or more of our recordings, our recordings could be a target of "pirating" (copying and sale in violation of our copyrights in such recordings). It is impossible to estimate the potential loss in sales that could result from illegal copying and sales of our recordings. We intend to enforce against unlawful infringement of all copyrights owned by or licensed to us that are material to our business.

(10) Financial risks related to licensing activity.

We may license the rights to numerous master recordings and compositions from third parties for recording and re-recording of music to produce compilations and to expand our music catalog. We also seek to license the rights to our master recordings and compositions to third parties for use in albums, films, and television programs for a royalty or on a flat fee basis. These cross-licensing arrangements are generally made possible by existing industry practices based on reciprocity. If these practices change, we cannot assure that we will be able to obtain licenses from third parties on satisfactory terms or at all, and our business, financial condition, and operating results, particular with respect to compilations, could be materially and adversely affected.

RISK FACTORS INHERENT TO THE INTERNET INDUSTRY

A. Risk of cost increases due to future possibility of dependence on content providers and license fees payable to content providers.

Upon completion of this offering, we plan to produce all of our own content, programming, and shows in-house. These programs are considered to be proprietary and we are not dependent on any third parties for the creation or development of our programming.

We currently obtain, and plan to continue to obtain, all of our news information directly from the news services such as PR Wire, Business Wire, along with other free news and other promotional information sources. Additionally, we receive information directly from the record companies, press agents and artists' managers that are competing to receive exposure for their news and information releases. This eliminates the need for third party fees for information services.

We do not, at this time, expect that we will pay fees to or be dependent on, any content providers or information services that require payment of fees. However, we cannot be certain that at some time in the future industry circumstances may change, and we may have to begin to pay such fees. Should this occur, there can be no assurances that the terms will be favorable and/or acceptable to us, in which case our profitability, and thus the value of our shares, could suffer.

B. Risk of losses due to non-acceptance of our business services.

We are newcomers in a market that is at a very early stage of development, is rapidly evolving, and is characterized by an increasing number of market entrants who have introduced or developed competing broadcasting and distribution services. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced services are subject to a high level of uncertainty and risk. Sales of our programming services may require an extended sales effort in certain cases. Because the market for our programming services is new and evolving, it is difficult to predict the size of this market and its growth rate, if any. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our Web sites do not achieve or sustain market acceptance, our business, results of operations and financial condition could be materially adversely affected.

C. Risk of losses due to uncertain acceptance of streaming media technology.

Our success depends on the market acceptance of streaming media technology provided by companies such as RealNetworks, Inc., and Microsoft Corporation. Prior to the advent of streaming technology, Internet users could not initiate the playback of audio or video clips until such content was downloaded in its entirety, resulting in significant waiting times. As a result, live broadcasts of audio and video content over the Internet or intranets were not possible. Early streaming media technology suffered from poor audio quality, and video streaming at 28.8 KBPS (thousands of bits per second) currently is of lower quality than traditional media broadcasts. In addition, congestion over the Internet and packet loss may interrupt audio and video streams, resulting in unsatisfying user experiences. In order to receive streamed media adequately, users generally must have multimedia PCs with certain microprocessor requirements and at least 28.8 KBPS Internet access and streaming media software. Users typically electronically download such software and install it on their PCs. Such installation may require technical expertise that some users do not possess. In addition, older versions of certain Web browsers may need to be reconfigured in order to receive streaming media from our Web sites. Furthermore, in order for users to receive streaming media over corporate intranets, information systems managers may need to reconfigure such intranets. Because of bandwidth constraints on corporate intranets, some information systems managers may block reception of streamed media. Widespread adoption of streaming media technology depends on overcoming these obstacles, improving audio and video quality and educating customers and users in the use of streaming media technology. If streaming media technology fails to achieve broad commercial acceptance or such acceptance is delayed, our business, results of operations and financial condition could be materially adversely affected.

D. Risk of losses due to uncertain acceptance of the Internet as an advertising medium.

The market for Internet advertising has only recently begun to develop, is rapidly evolving, and is characterized by an increasing number of market entrants. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. Our ability to generate advertising revenue will depend on, among other things, the following factors, many of which are beyond our control,

- the development of the Internet as an advertising medium,
- pricing of advertising on other Web sites,
- the amount of traffic on our Web sites,
- our ability to achieve and demonstrate user and member demographic characteristics that are attractive to advertisers,
- the development of our advertising sales force, and
- the establishment and maintenance of desirable advertising sales agency relationships.

Most potential advertisers and their advertising agencies have only limited experience with the Internet as an advertising medium and have not devoted a significant portion of their advertising expenditures to Web-based advertising. There can be no assurance that advertisers or advertising agencies will be persuaded to allocate or continue to allocate portions of their budgets to Web-based advertising or, if so persuaded, or that they will find such advertising to be qualified for promoting their products and services relative to traditional print and broadcast media. No standards have yet been widely accepted for the measurement of the effectiveness of Web-based advertising, and there can be no assurance that such standards will develop sufficiently to enable Web-based advertising to become a significant advertising medium. Acceptance of the Internet among advertisers and advertising agencies will also depend, to a large extent, on the level of use of the Internet by consumers and upon growth in the commercial use of the Internet. If widespread commercial use of the Internet does not develop, or if the Internet does not develop as an effective and measurable medium for advertising, our business, results of operations and financial condition could be materially adversely affected.

E. Risk of revenue interruptions due to system failure, delays and inadequacy; single site.

The performance, reliability and availability of our sites and their network infrastructure are critical to developing our reputation and ability to attract and retain users, advertisers and content providers. We are currently evaluating the leading providers of network infrastructure.

These systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, Internet breakdowns, break-ins, tornadoes and similar events. Management does expect that when selected the Network provider will have redundant facilities or systems or a formal disaster recovery plan. However, the provider may not carry sufficient business interruption insurance to compensate it for losses that may occur. The Network providers' services are based on sophisticated software and computer systems that can often encounter development delays and the underlying software may contain undetected errors that could cause system failures when introduced. Any system error or failure that causes interruption in availability of content or an increase in response time could result in a loss of potential or existing business services customers, users, advertisers or content providers and, if sustained or repeated, could reduce the attractiveness of our Web sites to such entities or individuals. In addition, because our Web advertising revenues are directly related to the number of advertisements delivered by us to users, system interruptions that result in the unavailability of our Web sites or slower response times for users would reduce the number of advertisements delivered and reduce revenues. A sudden and significant increase in traffic on our Web sites could strain the capacity of the software, hardware and telecommunications systems deployed or utilized by us, which could lead to slower response times or system failures. Our operations also are dependent upon receipt of timely feeds from its content providers, and any failure or delay in the transmission or receipt of such feeds, whether due to our system failure, its content providers, satellites or otherwise, could disrupt our operations. We are also dependent upon Web browsers, Internet Service Providers ("ISPs") and Online Service Providers ("OSPs") to provide Internet users access to our Web sites. Users may experience difficulties accessing or using our Web sites due to system failures or delays unrelated to our systems. These difficulties may negatively affect audio and video quality or result in intermittent interruption in programming. In addition, we rely on third party ISPs to provide hosting services with respect to some of our content providers. Any sustained failure or delay could reduce the attractiveness of our Web sites to business services customers, users, advertisers and content providers. The occurrence of any of the foregoing events could have a material adverse effect on our business, results of operations and financial condition.

F. Risk of cost increases due to dependence on providers of streaming media products.

We rely on providers of streaming media products, such as RealNetworks, InterVu, and Microsoft, to provide a broad base of users with streaming media software. We currently license software products that enable the broadcast of streaming media from these companies and others. We may need to acquire additional licenses from such streaming media companies to meet our future needs. Users are currently able to download electronically copies of the RealNetwork's RealPlayer and Microsoft's NetShow Player software free of charge. If providers of streaming media products substantially increase license fees charged to us for the use of their products, refuse to license such products to us or begin charging users for copies of their player software, such conditions could have a material adverse effect on our business, results of operations and financial condition.

G. Risk of dependence on continued growth in use of the Internet and streaming media content on the Internet.

Rapid growth in use of and interest in the Internet is a recent phenomenon and there can be no assurance that acceptance and use of the Internet will continue to develop or that a sufficient base of users will emerge to support our business. Our future revenues will depend largely on the widespread acceptance and use of the Internet as a source of multimedia information and entertainment and as a vehicle for commerce in goods and services. The Internet may not be accepted as a viable commercial medium for broadcasting multimedia content, if at all, for a number of reasons, including (i) potentially inadequate development of the necessary infrastructure, (ii) inadequate development of enabling technologies, (iii) lack of acceptance of the Internet as a medium for distributing streaming media content and (iv) inadequate commercial support for Web-based advertising. To the extent that the Internet continues to experience an increase in users, an increase in frequency of use or an increase in the bandwidth requirements of users, there can be no assurance that the Internet infrastructure will be able to support the demands placed upon it, specifically the demands of delivering high-quality video content. Furthermore, user experiences on the Internet are affected by access speed. There is no assurance that broadband access technologies, such as XDSL, HDSL, ASDSL, (and other variations of Digital Subscriber Line technology) and cable and wireless modems, will become widely adopted. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased government regulation. Changes in or insufficient availability of telecommunications services to support the Internet also could result in unacceptable response times and could adversely affect use of the Internet generally and of our Web sites in particular. If use of the Internet does not continue to grow or grows more slowly than expected, or if the Internet infrastructure does not effectively support the growth that may occur, our business, results of operations and financial condition could be materially adversely affected.

H. Financial risk due to technological change.

The market for Internet broadcast services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require us to effectively use leading technologies, continue to develop our technological expertise, enhance our current services and continue to improve the performance, features and reliability of our network infrastructure. Changes in network infrastructure, transmission and content delivery methods and underlying software platforms and the emergence of new broadband technologies, such as XDSL and cable and wireless modems, could dramatically change the structure and competitive dynamic of the market for streaming media solutions. In particular, technological developments or strategic partnerships that accelerate the adoption of broadband access technologies or advancements in streaming and compression technologies may require us to expend resources to address these developments. There can be no assurance that we will be successful in responding quickly, cost effectively and sufficiently to these or other such developments. In addition, the widespread adoption of new Internet technologies or standards could require substantial expenditures by us to modify or adapt our Web sites and services. A failure to rapidly respond to technological developments could have a material adverse effect on our business, results of operations and financial condition.

I. Financial risks of liability for Internet content.

As a distributor of Internet content, we face potential liability for negligence, copyright, patent, trademark, defamation, indecency and other claims based on the nature and content of the materials that we broadcast. Such claims have been brought, and sometimes successfully pressed, against Internet content distributors. In addition, we could be exposed to liability with respect to the content or unauthorized duplication or broadcast of content. Although we maintain general liability insurance, that insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. In addition, although we generally require our content providers to indemnify us for such liability, such indemnification may be inadequate. Any imposition of liability that is not covered by insurance, is in excess of insurance coverage or is not covered by an indemnification by a content provider could have a material adverse effect on our business, results of operations and financial condition.

J. Financial burden risks of protecting intellectual property rights.

We regard our copyrights, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and contractual provisions with our employees and with third parties to establish and protect our proprietary rights. There can be no assurance that these steps will be adequate, that we will be able to secure trademark registrations for all of our marks in the United States or other countries or that third parties will not infringe upon or misappropriate our copyrights, trademarks, service marks and similar proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our broadcasts. In the future, litigation may be necessary to enforce and protect trade secrets, copyrights and other intellectual property rights.

We may be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. If third parties hold trademark, copyright or patent rights that conflict with our business, then we may be forced to litigate infringement claims that could result in substantial costs. In addition, if we were unsuccessful in defending such a claim, it could have a material adverse effect on our business, results of operations, and financial condition. If third parties prepare and file applications in the United States that claim trademarks used or registered by us, we may oppose those applications and be required to participate in proceedings before the United States Patent and Trademark Office to determine priority of rights to the trademark, which could result in substantial costs. An adverse outcome in litigation proceedings could require us to license disputed rights from third parties or to cease using such rights. Any litigation regarding proprietary rights could be costly and divert management's attention, result in the loss of certain of our proprietary rights, require us to seek licenses from third parties and prevent us from selling our services, any one of which could have a material adverse effect on our business, results of operations and financial condition. In addition, inasmuch as we license a substantial portion of our content from third parties, our exposure to copyright infringement actions may increase because of our reliance upon such third parties for information as to the origin and ownership of such licensed content. We generally obtain representations as to the origins and ownership of such licensed content and generally obtains indemnification to cover any breach of any such representations; however, there can be no assurance that such representations will be accurate or given, or that such indemnification will adequately protect our interests.

As part of our confidentiality procedures, we plan to enter into agreements with our employees and consultants that limit access to, and distribution of, our software, documentation and other proprietary information. There can be no assurance that the steps taken will prevent misappropriation of our proprietary information or that agreements entered into for that purpose would be enforceable. Notwithstanding the precautions taken, it might be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization. The laws of some countries may afford us little or no effective protection of its intellectual property.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this offering circular you should keep in mind other possible risks that could be important.

FORWARD LOOKING STATEMENTS

Some of the information in this offering circular contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipates", "believe", "estimate", and "expect" or similar words. You should read these statements that contain these words because they may

- discuss our future expectations,
- contain projections of our future results of operations or of our financial condition, or
- state other "forward-looking" information based on our beliefs, as well as assumptions made by our management based upon information currently available.

It is important to communicate our expectations to you, our prospective investors. There may be events in the future, however, that we are not able to accurately predict, or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this offering circular, provide examples of risks, uncertainties and events that may cause actual results to differ materially and adversely from expectations we describe in our forward-looking statements. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

USE OF PROCEEDS

We will receive net proceeds of approximately $ 4,373,740 if all the shares are sold at the price listed. The selling shareholders will receive $66,260 under the same circumstances. The common stock is being sold on a minimum basis of 1,000,000 shares, with net proceeds to us of $1,910,566 and $29,434 to the selling shareholders. After the minimum number of shares has been sold, we will use the proceeds as they are received. There is no assurance that any common stock will be sold or that we will receive any proceeds.

Proceeds from the sale of stock will be promptly deposited in an escrow account with SouthTrust Bank, Corporate Trust Services, 230 Fourth Avenue N., Suite 100 Nashville, TN 37219 until the minimum have been sold. If the minimum is not sold by the termination date of this offering, the escrow agent will promptly return the funds in full to the purchasers without interest and without deducting any fees.

Our priority as to use of proceeds is the production of albums; this is also where we have the greatest flexibility. If only the minimum shares are sold, we will release and market six to eight albums in the first fifteen to eight months of operation. If the medium amount of shares is sold, we will release ten to thirteen albums in this period; and if the maximum shares are sold we will release thirteen to fifteen albums.

The Table that follows illustrates the use of proceeds at the level of 1,000,000 shares sold (the minimum), 2,250,000 shares (the maximum), and 1,650,000 shares, a level approximately in the middle between the two.

	If Maximum Sold		If 1,650,000 Sold		If Minimum Sold	
	Amount	Pct	Amount	Pct	Amount	Pct
Purchase of Shares	$4,500,000	100%	$3,300,000	100%	$ 2,000,000	100%
Less: To Selling Shareholders	66,260	1.47	49,324	1.47	29,434	1.47
Music recording costs	850,000	18.66	620,000	18.79	200,000	10.00
Independent contractor costs	521,000	11.58	521,000	15.79	521,000	26.05
Internet costs:						
Salaries & benefits	293,000		293,000		220.000	
Marketing costs	280,000		280,000		85,000	
Total Internet costs	573,000	12.73	573,000	17.36	305,000	21.25
Working capital						
Salaries & benefits	565,000		565,000		565,000	
General overhead	125,000		85,000		50,000	
Marketing costs	856,000		579,000		250,000	
Total Working capital	1,546,000	34.36	1,229,000	37.24	865,000	35.95
Acquisitions & conting.	883,740	19.64	247,676	7.53	19,566	2.28
Cost of the Offering:						
Legal, Accounting, Printing	60,000	1.33	60,000	1.82	60,000	3.00
Total	$ 4,500,000	100.00	$ 3,300,000	100.00	$2,000,000	100.00

DILUTION

As of September 30, 2001, AMN had a net tangible book value per share of ($0.0049). Net tangible book value per share represents the total tangible assets, less all liabilities, divided by the number of shares of common stock outstanding. Giving effect to the sale of 2,250,000 shares of common stock offered by us and the selling shareholders, the pro forma net tangible book value per share after the offering would have been $0.68. This amount represents an immediate increase in net tangible book value of $0.6751 per share to the current shareholders of the company and an immediate dilution in net tangible book value of $1.32 per share to new investors purchasing shares in this offering, as illustrated in the following table:

Offering price per share	$ 2.00
Net tangible book value per share before the offering	($ 0.0049)
Increase in net tangible book value per share attributable to new investors (1)	$ 0.6751
Pro form net tangible book value per share after the offering	$ 0.68
Dilution per share to new investors (2)	$ 1.32

(1) After deduction of the estimated commissions and the other offering expenses to be paid by us.

(2) Determined by subtracting the adjusted net tangible book value per share after the offering from the amount of cash paid by a new investor for a share of common stock.

The following table provides a comparison of the total number of shares purchased, the percentage of shares purchased, the total consideration paid, the percentage of total consideration paid, and the average price per share paid by the existing shareholders and by new investors:

	Shares Purchased	% Purchased	Consid. Paid	% of Consid. Paid	Avg. Price
If Maximum Sold					
Existing S/H	4,296,300	65.63%	$ 238,000	5.02%	$ 0.055
New S/H	2,250,000	34.37%	4,500,000	94.98%	$ 2.00
Total	6,546,300		4,738,000		$ 0.72
If Medium Sold					
Existing S/H	4,296,300	72.25%	$ 238,000	6.73%	$ 0.055
New S/H	1,650,000	27.75%	3,300,000	93.27%	$ 2.00
Total	5,946,300		3,538,000		$ 0.59
If Minimum Sold					
Existing S/H	4,296,300	79.61%	$ 238,000	10.63%	$ 0.055
New S/H	1,000,000	20.39%	2,000,000	89.37%	$ 2.00
Total	5,296,300		2,238,000		$ 0.42

PRICE OF THE SHARES

The price at which the shares are offered was set arbitrarily by management, and bears no relationship to operating results obtained or anticipated. By setting the selling price at $2.00 per share, we are imputing an after-offering value of $ 13,092,600 to AMN based upon outstanding shares of 6,546,300 after the offering if the maximum number of shares is sold; and $10,592,600 based upon 5,296,300 outstanding shares if the minimum number is sold.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Dressel, Mr. Oldaker and Mr. Contreras may provide record production or publishing services to AMN and artists contracting with AMN and will receive compensation for such services at rates no more favorable than can be obtained from unaffiliated third parties. All future transactions with officers, directors and shareholders holding 5% of more of the outstanding stock of the AMN, or affiliates of any such persons will be made for bona fide business purposes on terms no more favorable than could be obtained from an unaffiliated third party and will require approval of a majority of the directors.

Keith Dressel and was an officer and director of CORE Entertainment Corporation which filed under Chapter 11 (which was subsequently converted to a Chapter 7 proceeding) of the Bankruptcy Act on October 18, 1996. CORE Entertainment Corporation was operated successfully for approximately 7 years but through a breach of contract by a supplier, a cash flow shortfall could not be overcome, and a significant claim against such supplier is being pursued.

The founders/organizers of the company, as defined in SEC regulations, are Keith Dressel, Juan M. Contreras, James R. Oldaker, George Collier, and Joseph Francis.

In exchange for services rendered in connection with the founding and organizing of the company the founders received the following:

Mr. Dressel - 1,491,668 shares of common stock; all of the shares he owns.
Mr. Contreras – 816,666 shares of common stock, all of the shares he owns.
Mr. Oldaker - 706,666 shares of common stock; all of the shares he owns.
Mr. Collier - 200,000 shares of common stock; all of the shares he owns.
Mr. Francis - 750,000 shares of common stock, all of the shares he owns.

The music industry is highly specialized, and success requires a particular type of experience and management expertise. The total number of shares issued to these founders was based upon their estimate of the value of the relative contribution they would collectively make to the business during its crucial first full year to year-and-a-half after a successful offering, should one occur, compared to the value of the outside investors' funds, assuming the maximum number of shares were sold.

No tangible assets were acquired or are to be acquired from any of our founder/organizers.

DESCRIPTION OF PROPERTY

We own no real property. We lease approximately 1,800 square feet of office space at 1227 16th Avenue South, Nashville, Tennessee, 37212, which is located in the "Music Row" area of Nashville. The lease was entered into on the 1st day of September 2000. The monthly rent is $2,500.00, $30,000 on an annual basis. The term is for one year and we have the option to renew this lease for one additional year at the rate of $2,750 per month or $ 33,000 per year.

We believe the space meets both the company's current and our future office space needs for the planned additional staff members to be hired upon the completion of this offering. The property owner maintains a one million dollar liability insurance policy on the property and we maintain a two million dollar liability and contents policy. We believe these policies provide the company with adequate insurance coverage.

BUSINESS

We are a C Corporation chartered in Tennessee on August 16, 1999 as AdventureMusicNet.com, Inc. On August 7, 2001, we changed our name to AMN Records, Inc. We have undergone no bankruptcy, receivership or similar proceedings; and have had no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

We have no operating history. However, we have undertaken numerous steps prior to commencing business, including:

1. 10/21/99 Signed former "This Week in Country Music" host and recording artist Lisa Stewart

2. 12/15/99 Signed recording artist Donnie Apple. Apple begins doing pre-production for his debut album

3. 2/8/00 Released first Lisa Stewart single and attained airplay on over 40 leading Alternative rock radio stations that make the Alternative Rock Charts.

4. 2/00 Lisa Stewart Promotional Personal Appearance at the Gavin Radio Convention in San Francisco to meet and greet all of the leading Radio Programmers and Radio Promoters.

5. 3/00 Lisa Stewart hosts VH1 in Nashville.

6. 6/12/00 Lisa Stewart hosts Great American Country and Stars.com 1st annual Fan Fair Kick-Off Breakfast

starring Tracy Byrd, Sarah Evans, Chad Brock, and The Bellamy Bros.

7. 11/99 AMN premieres the home page structure of its web site and forthcoming music oriented channels.

8. 9/13/00 enters into Distribution agreement with Bayside Entertainment Distribution, owned by MTS. Inc., the parent of Tower Records, a world leader in record and entertainment retailing.

9. 1/2/01 begins discussion with Jones Media Networks to distribute its cable television network to 33 million households.

Our business is divided into two segments, Recorded Music Entertainment and Online and Cable Entertainment Networks.

I. RECORDED MUSIC ENTERTAINMENT

The Recorded Music Entertainment segment's principal businesses are the production, marketing, and distribution of recorded music; and music publishing. Through this segment, we plan to operate several record labels that target specific genres of music, specifically Alternative, Adult Alternative, Country, Comedy and Classical. We have distributed no albums to date.

In order to minimize our financial exposure, we intend to maintain a balance between new and established artists. This strategy allows for the development of new artists by decreasing the financial risk. This will be accomplished by acquiring artists and other smaller record labels that have established sales patterns and predictable income. These acquisitions will have an established sales history and will be blended within an artist roster of both new artists who have the potential, as determined by management, to sell large numbers of albums, and established artists. The acquisition targets will mainly be focused on artists and labels whose sales histories are in the 50,000-500,000 plus unit range. It is our intention to make these acquisitions with our common stock wherever possible.

The AMN family of labels will produce and finance its own proprietary product. Additional product may be produced by independent producers and may be financed by us in whole or in part Third party distribution deals are financed by the third party in their entirety. Each album release is a separate and distinct artistic product with its financial success dependent upon many factors, among which cost and public response are of fundamental importance.

The normal distribution cycle of Recorded Music Entertainment produced or acquired by AMN will be first released in the United States through Bayside Entertainment Distribution and the Internet. The product will then be released internationally through a network of frontline third-party distributors. The international distribution network is currently being finalized.

We employ several diverse sales methods, including traditional and specialty retail. Additionally, other alternative sales avenues include the combination of the Internet, television, 1-800 numbers and other direct links to the consumers, targeting specific music genres.

We have executed a one year distribution contract with Bayside Entertainment Distribution, a wholly owned unit of MTS, Inc. which is the parent company of Tower records, the worlds leader in music and entertainment retailing. The terms granted are exclusive as to record retail, one-stop, and wholesalers in the United States, and non-exclusive as to non-specialty shops, television, direct marketing, and online and downloading. Bayside may place advertising for us with written authorization from us; any costs of the authorized advertising may then be charged back to us against sales. Bayside receives a distribution fee of 24% of the wholesale costs paid by the retailer. This fee is subject to reduction on a sliding scale down to 21% based upon gross billings. We are paid no later 60 days after the end of each month for all products sold during that month minus a 25% reserve that is liquidated after nine months.

Bayside Entertainment Distribution is one of the most aggressive, in terms of sales, of the independent distributors and distributes albums by many leading labels and artists, both new and established such as Creedence Clearwater Revival Catalog, Jimmy Buffet, Shania Twain and many others. Through Bayside Entertainment Distribution, our albums can be purchased at Wal-Mart, The Wherehouse, Best Buys, Trans World, Amazon.com, Borders, Barnes and Noble and all other music wholesalers and retailers, including other large chains and small mom and pop operations.

Products will also be sold direct to consumers via multiple avenues. These include certain television networks that are the leaders in selling music-oriented compacts disc, cassettes and other entertainment products, including: MTV, VH-1, CMT, WB, Fox Network, TBS, USA Networks, TNT, ESPN Networks, Pax, Great American Country, QVC, Home Shopping Network, and Shop at Home, and their related Internet links.

We will sell our products through several of the leading e-tailers in different ways. These include sales from the our own Web-site mall, currently in development, and from other associated sites, which are owned or operated by our Internet strategic partners, such as www.liquidaudio.com

Competition

Our business success depends, among other things, on the skill and creativity of our employees and on their relationships with artists. We face intense competition for discretionary consumer spending from numerous other record companies and other forms of entertainment offered by film companies, video companies and other media. We compete directly with other record companies, including operating divisions of the five major international recorded music companies:

- Warner Bros. Records, Inc.
- Sony Corporation of America
- BMG Music
- Universal Music Group, and
- Thorn EMI Music

which distribute Alternative Rock, Triple A, Country, and Blues, as well as with other record and music publishing companies, for signing established and new artists and songwriters and acquiring music catalogs. Our ability to compete successfully will be largely dependent on:

the skill and creativity of the our employees in signing new and established artists and songwriters;

the acquisition of licenses to enable us to create compilations packages;

the effective and efficient distribution of our products; and

our ability to build upon and maintain our reputation for producing, licensing, acquiring, marketing and distributing high quality music.

Artist Contracts

A. Lisa Stewart, Material Terms

On October 21,1999, we entered into an Exclusive Artist Agreement with Lisa Stewart for the purpose of recording and marketing recorded music albums. The initial term of the contract calls for us to purchase one already recorded album that is ready to market to the general public. We also have the right to exercise options for two more albums to be recorded by Lisa Stewart. Option #1 is solely at our discretion and Option #2 is at our discretion provided, however, that Albums #1 & 2 have achieved a minimum sales plateau of 75,000 royalty-bearing units combined.

We will incur the costs of the recording fund as outlined below:

Album One (the initial Term)

Album Purchase Price of $35,000

Option #1

Recording Fund shall not exceed $ 55,000 payable 10% upon exercise of the option, 1/3 of balance upon approval of the budget, 1/3 upon commencement of the recording and 1/3 upon delivery and acceptance of the album.

Option #2

Recording Fund shall not exceed $ 60,000 payable at 10% upon exercise of the option, 1/3 upon approval of the budget, 1/3 upon commencement of the recording and 1/3 upon delivery and acceptance of the album.

The costs outlined above are considered to be advances against the artist's earnings and are fully recoupable by us against the artist's future record sales if any. Additionally, the company may incur expenses in advance that are also recoupable against their future earnings in the areas of marketing the albums.

100% of any Independent radio promotion costs are recoupable from the artist's future earnings if any, if the Independent record promoters, meaning someone other than the AMN regular staff, are contracted directly by the artist.

50% of any Independent radio promotion costs are recoupable from the artist's future earning if any, if the Independent record promoters, meaning someone other than AMN's regular staff, are contracted directly by AMN Records, Inc.

50% of all costs for any promotion appearances and or tour support will be recouped and charged against the artist's future earnings.

100% of all video costs shall be chargeable and recoupable against the future earnings of the artist.

We have in our contract with the artist the following Artist Royalties schedule.

These royalties are calculated at the rate below on the retail list price and paid on net sales as defined by Soundscan, plus 10%. Soundscan is a sales tracking service that records the sales of CDs and tapes from music and record retailers and wholesalers each time a sale occurs at the cash register by recording the information from the bar code also known as the Universal Product Code.

12% on album sales 1- 99,999
13% on sales 100,000 - 249,999
13.5% on sales 250,000 - 499,999
14% on sales over 500,000

The above royalties are for sales in the United States and Canada.

Royalties for sales outside of the United States and Canada are:

75% of the US rate for the UK and European territories
65% of the US rate for Australia and the Pacific Rim
50% for all other territories.

No payments are made on any free records or records used for promotions of any kind.

Accountings are made to the artist on the 1st day of April for the preceding six months July 1 to December 31 and on the 1st day of October for the preceding six months January 1 to June 30.

We own all the Sound Recording copyrights worldwide.

B. Donnie Apple Material Terms

On December 15, 1999, we entered into a Exclusive Artist Agreement with Donald William Apple, AKA as Donnie Apple Oblivion Theme, for the purpose of recording and marketing recorded music albums. The initial term of the contract calls for us to record one album. We also have the right to exercise two additional options for one album during each of the option periods to be recorded by Donnie Apple, solely at our discretion. We will incur the costs of the recording fund as outlined below:

Album One (the initial Term)

We will pay as a recording budget a maximum of $20,000 for the recording of the first album and a separate artist advance payment of $ 40,000 which shall be paid 1/3 upon commencement of recording the first album and the balance upon delivery of album One.

Option #1
We will pay as a recording budget a maximum of $30,000 and a separate artist advance payment of $15,000 payable 1/3 upon commencement of the recording of the second album and the balance upon the delivery of album 2.

Option #2
We will pay as a recording budget a maximum of $35,000 and a separate artist advance payment of $20,000, payable 1/3 upon the commencement of the recording of the third album and the balance upon the delivery of album 3.

The costs outlined above are considered to be advances to the artist earnings and are fully recoupable by us against the artist future record sales, if any. Additionally, we may incur expenses in advance that are also recoupable against their future earnings in the areas of marketing the albums.

100% of any Independent radio promotion costs are recoupable from the artist's future earnings, if any.

100% of all costs for any promotion appearances and or tour support will be recouped and charged against the artist future earnings.

100% of all video costs shall be chargeable and recoupable against the future earnings of the artist.

We have in our contract with the artist the following Artist Royalties schedule. These royalties are calculated at the rate below on the retail list price and paid on net sales as defined by Soundscan plus 10%, as previously explained.

$1.00 on album sales 1- 99,999
$1.25 on sales 100,000 - 249,999
$1.50 on sales 250,000 - 499,999

$1.75 on sales over 500,000

The above royalties are for sales in the United States and Canada. Royalties for sales outside of the United States and Canada are:
75% of the US rate for the UK and European territories
65% of the US rate for Australia and the Pacific Rim
50% for all other territories.

No payments are made on any free records or records used for promotions of any kind.

Accountings are made to the artist on the 1st day of April for the preceding six months July 1 to December 31 and on the 1st day of October for the preceding six months January 1 to June 30.

We own all the Sound Recording copyrights worldwide.

Employees

We presently have three full time employees and no part-time employee, which serve the entire company. If the funding is successful there will be eight additional full-time employees added to the Recorded Music Division. Currently we have no employees in our Online and Cable Entertainment Networks division. We plan to add six employees to this division upon the successful completion of this offering:

- a General Manager ($55,000 annual salary),
- a Licensing and Acquisitions Manager ($50,000),
- a Sales and Marketing Manager ($50,000),
- a Traffic Manager ($30,000),
- a Creative Production Manager, and
- an administrative assistant ($24,000)

Additionally, we plan to hire, as independent contractors, our production crews and VJ anchor talent on an as-needed basis.

II. ONLINE AND CABLE ENTERTAINMENT NETWORKS

Upon completion of this offering, we plan to produce all of our own proprietary programming. We currently have no contracts with suppliers of music, entertainment, or radio programming. Neither do we have contracts with providers of video games, entertainment and business news, entertainment events, or other programming. If this offering is successful, such contracts will be immediately pursued.

We own and will soon commence operations of sponsor and advertiser-supported Online and Cable Entertainment Networks. These networks are in the final development stage and will be ready to begin production as soon as financing is completed.

We will merge the two media of television and the Internet into sales, promotion, and programming opportunities. We will offer the public a series of interactive, full screen, full motion, and stereo television channels via the Internet. These channels will be transmitting 24 hours a day, 7 days a week. We plan to offer cutting edge technology, and market-piercing programming intended to establish AMN as a leader in the next phase of global television programming.

Through AMN, advertisers will be offered interactive television spot commercials. With Internet button and banner advertising, along with television spot advertising targeting specific audiences, we will be able to offer the ultimate design in audience participation and viewership. We will soon be ready to debut our sites to the 49.8 million people on the Internet.

We have entered into a contract with one content provider, LiveontheNet.com. We have a strategic alliance with, and have entered into a three-year agreement with, LiveOnTheNet.com. LiveOnTheNet.com is the eighth largest streaming video network in the United States and one of the Internet's premiere entertainment destinations, ranking in the top 200 of all web sites worldwide. LiveOnTheNet.com is a premiere occupant of the digital network space on the Internet and is positioned to be a premiere occupant of the forthcoming Internet-based broadband television broadcasting space. LiveOnTheNet.com has in place the network infrastructure and expertise to deliver or "stream" hundreds of live and on-demand audio and video programs over the Internet to hundreds of thousands of users.

Some of the events which have been hosted by LiveOnTheNet.com are; Sir Paul McCartney live from Carnegie Hall; concerts by premiere groups such as Kansas, the Atlanta Rhythm Section, Bad Company and The Band; two Democratic National Conventions; The 53rd Cannes Film Festival; The CMA Country Music Awards Ceremony; Warner Music Group's MusicFest '98, which featured 30 of Warner's top-name groups in virtually every musical genre; hot country acts such as Neal McCoy, Marty Stuart and others; TBS NASCAR racing; and Hank Aaron's Home Run 25th Anniversary, among many others.

The Online and Cable Entertainment Networks segment will offer a large and comprehensive selection of continuous, live and on-demand audio and video programming which will include music and entertainment oriented television and radio programming. Our programming will be both broad based and genre specific and will include video games, entertainment and business news, entertainment events, custom and full-length CD downloading, and other programming. Additionally, we will offer a full array of consumer products, which will supplement our own e-commerce opportunities, as well as those of our advertising sponsors.

We are finalizing several of our entertainment networks that will broadcast both audio and video to the targeted market. These "networks" will cover many genre specific styles of music and entertainment and will create proprietary on-line communities. We plan to launch the following on-line entertainment networks and programming on a staggered basis during the twelve months following the completion of this financing:

TexasMusicStation.com™

The TexasMusicStation.com will focus on recorded music and products created by Texas music artists of all musical genres, artist features, music festivals, live music showcases from the hottest clubs and dancehalls throughout the state. Some of the featured artists will be ZZ Top, Lee Roy Parnell, Bob Wills, and Johnny Lang. Customers can purchase products played and featured on the network through direct TV response, via 800 numbers, the TexasMusicStation.com web site, and our web site on the Internet.

Blues Party.com™

The Company's founder, Keith Dressel, along with legendary guitarist, Rick Vito, have created and developed BLUES PARTY as an hour-long television show featuring the finest "Blues" entertainment in the world. Hosted by legendary Pop and Blues guitarist Rick Vito, whose credits include Fleetwood Mac, Bob Seger (*"Like a Rock"*), Jackson Browne, Bonnie Raitt, Roy Orbison, John Prine, Stevie Nicks, and others. BLUES PARTY has commitments from many of the major Blues artist in the world to appear and perform on the show. The show will feature live performances, documentaries, interviews, "Blues News" and jams with up and coming Blues stars and legends. Customers can purchase products played and featured on the network through the BluesParty.com web site, direct TV response, via 800 numbers, and the Internet.

ExtremeMusicStation.com™

The ExtremeMusicStation will focus on recorded music and videos, targeting the Extreme sports fanatics such as professional wrestling fans, snowboarders, skateboarders, skiers, DMX riders, Harley and other motorcycle riders, and NASCAR and other racing fans. The ExtremeMusicStation.com will feature live Web J's and special guest Web J's who are Extreme sports celebrities, (i.e. the top skateboarders counting down the Extreme Music top 30 Countdown, and then playing their favorite top 30 hits). Customers can then purchase any music and related products played and featured on the network such as skateboards, hats, clothing and other products of interest and/or endorsed by the Extreme music community. These items can be purchased through direct TV response, via 800 numbers, the ExtremeMusicStation.com web site, and our own web site on the Internet.

CollegeMusicStation.com™

The CollegeMusicStation.com will focus on recorded music and products created by college music artists, primarily in the Alternative music genre. The shows featured will include yearly "best of" countdowns, artist features, music festivals, live music showcases from the hottest clubs throughout the United States in the College Music market of both established and new and developing music artists. Customers can purchase related products and music played and featured on the network through direct TV response, via 800 numbers, and the CollegeMusic.com web site, which will be linked directly to our site on the Internet.

IndieStation.com™

The IndieStation.com will focus on recorded music created by independent record labels and independent recording artists with no record label affiliation. These artists have been essentially squeezed out of the video broadcast marketplace by MTV, VH1, and CMT, which primarily cater to artists signed by major labels, or artists signed to labels distributed through major labels. In virtually every market in the United States, there are several artists deserving of national attention, with the potential to sell large quantities of their recorded music products, given the opportunity to showcase their music and videos directly to the consumer via a bona fide national video network.

Competition

The market for Internet broadcasting and services is highly competitive and we expect that competition will continue to intensify. We compete with (i) other Web sites, Internet portals and Internet broadcasters to acquire and provide content to attract users, (ii) Internet business services broadcasters, (iii) online services, other Web site operators and advertising networks, as well as traditional media such as television, radio and print, for a share of advertisers' total advertising budgets and (iv) local radio and television stations and national radio and television networks for sales of advertising spots. There can be no assurance that we will be able to compete successfully or that the competitive pressures faced by us, including those described below, will not have a material adverse effect on our business, results of operations and financial condition.

Competition among Web sites that provide compelling content, including streaming media content, is intense and is expected to increase significantly in the future. We compete against a variety of businesses that provide content through one or more mediums, such as print, radio, television, cable television and the Internet.

Traditional media companies have not established a significant streaming media presence on the Internet and may expend resources to establish a more significant presence in the future. These companies have significantly greater brand recognition and financial, technical, marketing and other resources than do we. We compete generally with other content providers for the time and attention of users and for advertising revenues. To compete successfully, we must create and produce or license and then provide sufficiently compelling and popular content and products to generate users and create bottom line sales for our product lines, support advertising intended to reach such users and business and other organizations seeking Internet broadcasting and product sales. We compete with other content providers and Web sites to acquire Internet broadcasting rights to compelling content. We believe that the principal competitive factors in attracting Internet users include the quality of service and the relevance, timeliness, depth and breadth of content and services offered. In the market for Internet distribution of radio and television broadcasts, we compete with ISPs, radio and television stations and networks that originate their own Internet broadcasts. RealNetworks and MCI Communications Corporation ("MCI") announced a strategic alliance in August 1997 involving the introduction of a service currently called Real Broadcast Network that delivers audio and video broadcasts over the Internet. We also compete for the time and attention of Internet users with thousands of Web sites operated by businesses and other organizations, individuals, governmental agencies and educational institutions. For example, certain Web sites may provide a collection of links to other Web sites with streaming media content. We expect competition to intensify and the number of competitors to increase significantly in the future. In addition, as we expand the scope of content and services, we will compete directly with a greater number of Web sites and other media companies. Because the operations and strategic plans of existing and future competitors are undergoing rapid change, it is extremely difficult for us to anticipate which companies are likely to offer competitive services in the future.

Companies that provide media streaming software may also enter the market for Internet broadcast services. If media streaming technology and backbone bandwidth become more readily available to companies at low prices, our customers may decide to broadcast their own programming. In particular, local exchange carriers, ISPs and other data communication service providers may compete in the future with a portion of or all of our business services as technological advancements facilitate the ability of these providers to effectively offer these services. There can be no assurance that we will be able to compete successfully against current or future competitors for Internet broadcast services.

We also compete with online services, other Web site operators and advertising networks, as well as traditional media such as television, radio and print for a share of advertisers' total advertising budgets. We believe that the principal competitive factors for attracting advertisers include the number of users accessing our Web sites, the demographics of their users, our ability to deliver focused advertising and interactivity through our Web sites and the overall cost-effectiveness and value of advertising offered by us. There is intense competition for the sale of advertising on high-traffic Web sites, which has resulted in a wide range of rates quoted by different vendors for a variety of advertising services, making it difficult to project levels of Internet advertising that will be realized generally or by any specific company. Any competition for advertisers among present and future Web sites, as well as competition with other traditional media for advertising placements, could result in significant price competition. We believe that the number of companies selling Web-based advertising and the available inventory of advertising space has recently increased substantially. Accordingly, we may face increased pricing pressure for the sale of advertisements. Reduction in our Web advertising revenues would have a material adverse effect on our business, results of operations and financial condition.

We compete for traditional media advertising sales with national radio and television networks, as well as local radio and television stations. Local radio and television content providers and national radio and television networks may have larger and more established sales organizations than we. These companies may have greater name recognition and more established relationships with advertisers and advertising agencies than we. Such competitors may be able to undertake more extensive marketing campaigns, obtain a more attractive inventory of ad spots, adopt more aggressive pricing policies and devote substantially more resources to selling advertising inventory. Our traditional media advertising sales efforts depend on our ability to obtain an inventory of ad spots across the top radio and television markets. If we are unable to obtain such inventory, it could have a material adverse effect on our business, results of operations and financial condition.

Government Regulation

Although there are currently few laws and regulations directly applicable to the Internet, it is likely that new laws and regulations will be adopted in the United States and elsewhere covering issues such as music licensing, broadcast license fees, copyrights, privacy, pricing, sales taxes, and characteristics and quality of

Internet services. It is possible that governments will enact legislation that may be applicable to us in areas such as content, network security, encryption and the use of key escrow, data and privacy protection, electronic authentication or "digital" signatures, illegal and harmful content, access charges and retransmission activities. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, content, taxation, defamation and personal privacy is uncertain. The majority of such laws was adopted before the widespread use and commercialization of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Any such export or import restrictions, new legislation or regulation or governmental enforcement of existing regulations may limit the growth of the Internet, increase our cost of doing business or increase our legal exposure, which could have a material adverse effect on our business, financial condition and results of operations.

By distributing content over the Internet, we face potential liability for claims based on the nature and content of the materials that we distribute, including claims for defamation, negligence or copyright, patent or trademark infringement, which claims have been brought, and sometimes successfully litigated, against Internet companies. While the CDA generally states that entities like ours, which provide interactive computer services, shall not be treated as the publisher or speaker with respect to third party content they distribute, the scope of the CDA's definition and limitations on liability have not been widely tested in court. Accordingly, we may be subject to such claims. To protect ourselves from such claims, we will maintain media liability insurance as well as general liability insurance. Additionally, in our agreements with content providers, such content providers generally represent that they have the rights to distribute and transmit their programming on the Internet and, in most cases, indemnify us for liability based on a breach of such representations and warranties. The indemnification arrangements and our media and general liability insurance may not cover all potential claims of this type or may not be adequate to indemnify us for any liability that may be imposed. Any liability not covered by indemnification or insurance or in excess of indemnification or insurance coverage could have a material adverse effect on our business, results of operations and financial condition.

In November 1995, the Digital Performance Right in Sound Recordings Act of 1995 (the "1995 Act") was enacted. The 1995 Act provides that the owners of sound recordings have certain exclusive performance rights in such recordings, and, if applicable to us, could require us to pay additional licensing fees for our broadcasts. We believe, however, that our broadcasts are exempt from such fees under the 1995 Act. No assurance, however, can be given that our belief is correct, particularly because the 1995 Act has not yet been sufficiently interpreted. An interpretation of the 1995 Act on this or other provisions of the Act that is adverse to us, could have a material adverse effect on the our business, results of operations and financial condition.

We currently do not collect sales or other taxes with respect to the sale of services or products in states and countries where we believe we are not required to do so. We do collect sales and other taxes in the states in which we have offices and believe we are required by law to do so. One or more states or countries have sought to impose sales or other tax obligations on companies that engage in online commerce within their jurisdictions. A successful assertion by one or more states or countries that we should collect sales or other taxes on products and services, or remit payment of sales or other taxes for prior periods, could have a material adverse effect on our business, results of operations and financial condition.

The Communications Decency Act of 1996 (the "CDA") was enacted in 1996. Although those sections of the CDA that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet were held to be unconstitutional by the U.S. Supreme Court, there can be no assurance that similar laws will not be proposed and adopted. Although we do not currently distribute the types of materials that the CDA may have deemed illegal, the nature of such similar legislation and the manner in which it may be interpreted and enforced cannot be fully determined, and legislation similar to the CDA could subject us to potential liability, which in turn could have an adverse effect on the our business, financial condition and results of operations. Such laws could also damage the growth of the Internet generally and decrease the demand for our products and services, which could adversely affect our business, results of operations and financial condition.

Employees

If funding is successful, the Internet division will have six full time and no part-time employees.

PLAN OF OPERATION AND PROCEDURES

If the minimum number of 1,000,000 shares is sold, the company plans to sign or otherwise acquire, six to ten recording artists or albums, and release and market six to eight albums during our first fifteen to eighteen months after the completion of this offering. Additionally, we plan to commence the operations of our Cable and On-line Music and Entertainment Network. If the minimum number of shares is sold, we will have enough cash to meet our cash requirements for a period of fifteen to eighteen months.

However, due to the constantly changing climate of the entertainment industry, the availability of "Artists" and the nature of any business in general, we reserve the right to make adjustments to our "Plan of Operations" at the sole discretion of the management team in order to achieve our goal of generating and increasing revenue, attaining profitability and increasing shareholder value.

Upon the completion of this offering, we plan to begin our operations as detailed below on a month-by-month basis. Assuming that the company has sold the minimum number of shares, we plan to operate as follows:

I. Minimum Proceeds

1st Month of Operations - Record Company Operations

A. Administrative Staff Additions:

- CFO @ $50,000/year
- Sales and Marketing Manager @ $50,000
- Director of Publicity @ $ 45,000
- Director of Radio Promotion @ $75,000
- Administrative Assistant @ $ 24,000
- Receptionist @ $18,000

These staff members are budgeted in the "Salaries" section of "Use Of Proceeds", see page 13. We have identified one or more qualified candidates to fill each of the positions.

B. Contracts with Artists

We have signed recording contracts with two "New Artists":

New Artist #1-

- The cost of acquiring the rights and ownership of this album was $ 25,000, and the cost of signing this artist was $10,000.
- This "New Artist" will be marketed to the Alternative, College, and Triple A Rock music formats.

New Artist #2

- The cost of signing this artist was $4,000.

- This "New Artist" will be marketed to the Alternative, College, and Triple A Rock music formats.

During our first month we plan to acquire the following albums already recorded and finalize contracts with these artists:

New Artist #3

- We plan to acquire the rights and ownership to a collection of four albums.
- We expect that the acquisition cost of these albums will be $20,000.
- We expect that the cost of signing this artist will be $5,000.
- This album is ready for manufacturing, marketing and distribution.
- We plan to market this artist's albums to the Alternative, College and Triple A Rock music formats.

"Recognized Known" Artist #4

- We plan to acquire the rights and ownership of one album that has already been recorded by this artist.
- We expect that the cost of acquiring this album will be $ 20,000.
- We expect that the cost to sign this artist will be $5,000.
- This album is ready for manufacturing, marketing and distribution.
- We plan to market this album to the "Jazz/Concept" formats.

During our first month we plan to sign one additional "New Artist":

"New Artist" #5

- We expect that the cost of signing this artist will be $ 5,000.
- We plan to market this album to the Blues and Rock formats.

The cost of acquiring these artists or albums have been budgeted for in the "Music Recording Costs" section of "Use Of Proceeds", see page 13.

C. Recording Production

During our first month we plan to record the following album:

"New Artist" #2

- This album has a recording budget of $ 20,000.

The cost of recording this album has been budgeted for in the "Music Recording Costs" section of "Use Of Proceeds", see page 13.

D. Sales and Marketing

During our first month we plan to begin generating revenue by soliciting orders for the following new albums:

"New Artist" #1

- We expect the cost of marketing this album to be $ 66,000.
- We plan to market this album to the Alternative, College and Triple A Rock music formats.

"New Artist" #2

- We expect the cost of marketing this album to be $ 50,000.
- We plan to market this album to the Alternative, College and Triple A Rock music formats.

"New Artist" #3

- We expect the cost of marketing this album to be $50,000.
- We plan to market this album to the Alternative, College and Triple A Rock music formats.

The cost of marketing these albums have been budgeted for in the "Marketing" section of "Use Of Proceeds", see page 13. The actual costs for marketing may vary depending on the response to the album in the marketplace.

D. Album Releases

During our first month we plan to have no album releases.

Cable and On-line Music and Entertainment Network

During our first month we plan to accomplish the following:

A. Staff Additions

- General Manager @ $55,000/year.
- Director of our Cable and On-line Production @ $50,000/year.
- Administrative Assistant @ $24,000/year.

These staff members are budgeted in the "Salaries" section of "Use Of Proceeds", see page 13. We have identified one or more qualified candidates to fill each position.

B. Network Production

During our first two months we plan to:

- Begin hiring our "On Air Talent" (VJ Hosts) as independent contractors for the following time slots;

"VJ Host #1"	6AM	to	10AM
"VJ Host #2"	10AM	to	2PM
"VJ Host #3"	2PM	to	6PM
"VJ Host #4"	6PM	to	10PM
"VJ Host #5"	10PM	to	2AM
"VJ Host #6"	2AM	to	6AM

- We expect that the cost of hiring each of our six VJ Hosts will be $26,000/year or a total of $156,000/year for all six hosts. Each of these hosts have the opportunity to supplement their income by performing live guest appearances for sponsors, therefore keeping our staffing costs low.

These staff members are budgeted in the "Salaries" section of "Use Of Proceeds", page 13. We believe that there is an abundance of qualified talent available to fill each position.

- Begin hiring our production crew as independent contractors. These production crews will work with us initially on an "as needed" basis.

- The production crew will generally consist of the following;

- Producer/Editor -- 3 @ $40,000/year.
- Camera Man/Light Man -- 3 @ $30,000/year
- Audio/Special Engineer -- 3 @ $25,000/year
- Runner -- 3 @ $20,000/year
- Makeup Artist/Wardrobe -- 3 @ $20,000/year. This is a part time position.

We expect that initially the members of our production crew will perform multiple tasks similar to the model that is used by Yahoo in its production of Finance Vision, so that the annual costs of hiring the production crew is budgeted at $365,000 per year.

These staff members have been budgeted for in the "Salaries" section of "Use Of Proceeds", page 13. We have identified one or more qualified candidates to fill these positions.

C. Sales and Marketing

During the first month we plan to:

- Begin the initial phase of marketing in order to successfully launch our Cable and On-line Music and Entertainment Network.

Our initial phase of marketing will consist of an aggressive public relations campaign and road show with our key management personnel to targeted print and consumer publications that are specific to our defined audience. We expect the cost of this phase of marketing to be less than $30,000.

- Further develop our corporate brand identity.

2nd Month of Operations - Record Company Operations

During our second month we plan to accomplish the following;

A. Staff Additions

- Assistant Director of Radio Promotion @ $ 40,000.

This staff member has been budgeted for in the "Salaries" section of "Use Of Proceeds", see page 13. We have identified one or more qualified candidates to fill this position.

B. Contracts with Artists

During our second month we plan to sign the following artists:

"Recognized Known Artist"#6

- We expect that the cost of signing this artist will be $10,000.
- We plan to market this album to the Country music format.

The costs of acquiring these artists or albums have been budgeted for in the "Music Recording Costs" section of "Use Of Proceeds", see page13.

C. Recording Production

During our second month we do not plan to record any albums.

D. Sales and Marketing

During our second month we plan to begin generating revenue by soliciting orders for the following new album:

"Recognized Known Artist"#4

- We expect the cost to market this album will be $ 35,000.
- We plan to market this album to the Jazz/Concept music formats.

During our second month we plan to continue the marketing, promotion and soliciting of orders for the following albums:

"New Artist"#1

- This album release will be marketed to the "Alternative, College, and Triple A Rock music formats.

"New Artist" #2

- This album release will be marketed to the "Alternative, College, and Triple A Rock music formats.

"New Artist" #3

- This album release will be marketed to the Alternative, College, and Triple A Rock music formats.

The costs of marketing these albums have been budgeted for in the "Marketing" section of "Use Of Proceeds", see page13. The actual costs for marketing may vary depending on the response to the album in the marketplace.

E. Album Releases

During our second month we plan to release the following albums;

"New Artist" #1

- We plan to market this album to the Alternative, College and Triple A Rock music formats.

Cable and On-line Music and Entertainment Network

During the second month we plan to accomplish the following:

A. Staff Additions

We plan to hire two additional staff members:

- Sales Manager @ $45,000/year.
- Advertising Coordinator @ $28,000/year.

The cost of these staff members are budgeted for in the "Salaries" section of "Use Of Proceeds", see page

13. We have identified one or more qualified candidates for these positions.

B. Network Production

During our second month we plan to:

- Continue the search for and the hiring of our "On Air Talent" (VJ host) and our production crew.
- Begin to create, design and build the sets for each of the VJ's reflecting the design style to fit the programming lifestyle of each time slot.

We expect that the cost to build and create sets for each of our six time slots will less than $ 10,000, and has been budgeted for within the Marketing Section of our Internet Use of Proceeds. We expect that our sets will consist of carefully selected eclectic pieces that the company will purchase used from third parties. Additionally, the VJ's will primarily be filmed in front of what is commonly known as a "blue screen". The Producer can project and create a custom background from tens of thousands backgrounds that are currently available at no cost. It is the company's intent to create revenue opportunities for the company by offering product placement advertising to sponsors for increased and continuous visibility to the advertisers' targeted audience

- Finalize our programming grids for scheduling of our advertising, music videos, news reports and other special on-air features.

B. Sales and Marketing

During the second month we plan to:

- Finalize our advertising rates and begin the revenue generating process by the solicitation of advertisers and sponsors.

- Develop our promotional and advertising sales materials.

We expect that the cost to develop our sales presentation brochures and others sales tools in order to solicit advertisers to create revenue will be less than $ 10,000.

- Continue our discussions with cable syndicators and broadcasters to carry our programming.

- Begin our trade, public relations and marketing campaigns of our Cable and On-line Music and Entertainment Network that is scheduled to launch October 1, 2001 with emphasis on Americas Top 100 "Most Wired Cities" as defined by *Yahoo Life*, April 2001.

- From our "Use Of Proceeds", we have budgeted $280,000 in cash for the marketing of our Cable and On-line Music and Entertainment Network. We additionally plan to trade advertising time and other promotional considerations to sponsors, radio and print mediums for additional penetration to our specific market. We anticipate that the value of these trades will be an additional $750,000 – 1 million dollars in marketing value. These trades may include special promotions such as contests and vacation style fly-aways and other high visibility promotions.

3rd Month of Operations - Record Company Operations

During our third month we plan to accomplish the following:

A. Contracts with Artists

During our third month we plan to contract with the following artists and albums:

"Compilation Album #7"

- We plan to sign several "Recognized Known Artists" and "New Artists" for this compilation.
- Each artist that we sign will record one song each exclusively for this album.
- We expect that the cost of signing the artists collectively will be less than $ 12,000.

"New Artist Development" #1

- We expect that the cost of signing this artist will be $ 2,500.

The cost of acquiring these artists and/or albums have been budgeted for in the "Music Recording Costs" section of "Use Of Proceeds", see page 13.

B. Recording Production

During our third month we plan to record the following album:

"New Artist" #5

- This album has a recording budget of $ 20,000 dollars.

The cost of recording this album has been budgeted for in the "Music Recording Costs" sections of "USE OF PROCEEDS" page 13.

C. Sales and Marketing

During our third month we plan to continue generating revenue by to soliciting orders for the following new albums:

"New Artist"#1

- This album release will be marketed to the "Alternative, College, and Triple A Rock music formats.

"New Artist" #2

- This album release will be marketed to the "Alternative, College, and Triple A Rock music formats.

"New Artist" #3

- This album release will be marketed to the "Alternative, College, and Triple A Rock music formats.

"Recognized Known Artist" #4

- This album release will be marketed to the "Jazz/Concept" music formats.

D. Album Releases

During our third month we plan to release the following album:

"New Artist" #3

- We plan to market this four-album collection to the Alternative Rock and Triple A Rock music format.

Cable and On-line Music and Entertainment Network

During our third month we plan to accomplish the following:

A. Network Production

During this month we plan to:

- Make the final selection of our "On-Air Talent".
- Begin the pre-production/rehearsal process for our programming and prepare for the launch of our On-line Network.

B. Sales and Marketing

In this month we plan to:

- Continue our aggressive public relations campaign to build brand awareness of our Network.
- Develop our promotional and advertising sales materials.
- Begin the hiring of our national sales representatives to solicit advertising and sponsorship agreements with national, regional and local advertisers and agencies for time buys, product placement sponsorships and special programming events.

The above sales representatives are independent agents that are generally paid a 15% commission on the advertising time, product placement, special event programming that they have sold for our network.

- Continue marketing and procuring of Network Distribution, Cable Carrier contracts, and Affiliate Agreements.
- Continue to work at increasing our revenue through increased sales of advertising, sponsorships and product placement.

4th Month of Operations - Record Company Operations

During our fourth month we plan to accomplish the following:

A. Contracts with Artists

During this month we plan to contract with musicians and artists to record the following albums:

"Concept Album" #8

- We do not expect that there will be any signing cost associated with this album.

"New Artist Development" #2

- We plan that the signing cost of acquiring this artist will be $ 2,500.

The cost of acquiring these artists or albums have been budgeted for in the "Music Recording Costs" section of "Use Of Proceeds", see page 13.

B. Recording Production

During our fourth month we plan to record the following album:

"Recognized Know Artist" #6

- This album has a recording budget of $ 40,000 dollars.

The cost of recording this album has been budgeted for in the "Music Recording Costs" section of "Use Of Proceeds", page 13.

C. Sales and Marketing

During our fourth month we plan to begin continue generating revenue by beginning to solicit orders for the following new albums:

"New Artist" #1

- This album will be marketed to the Alternative, College, and Triple A Rock music formats.

"New Artist" #2

- This album will be marketed to the Alternative, College, and Triple A Rock music formats.

"New Artist" #3

- This album will be marketed to the Alternative, College, and Triple A Rock music formats.

"Recognized Known Artist" #4

- This album will be marketed to the Jazz/Concept music formats.

D. Album Releases

During our fourth month we plan to release the following album;

"Recognized Known Artist" #4

- This album will be marketed to the Jazz/Concept music formats.

Cable and On-line Music and Entertainment Network

During our fourth month we plan to accomplish the following:

A. Network Production

During the fourth month we plan to:

- Continue to prepare for our On-line Music and Entertainment Network official launch of October 1, 2001.

B. Sales and Marketing

During the fourth month we plan to:

- Continue our aggressive public relations campaign to build brand awareness of the forthcoming launch of our Network.
- Finalize the hiring of our independent advertising sales representatives.
- Continue to solicit and secure agreements with national, regional and local advertisers and agencies for time buys, product placement, sponsorships and special programming events.
- Continue marketing and procuring of Network Distribution, Cable Carrier contracts, and Affiliate Agreements.
- Continue to work at increasing our revenue through increased advertising sales of advertising, sponsorships and product placements.
- Finalize our e-commerce agreements with our selected fulfillment house.

5th Month of Operations - Record Company Operations

During our fifth month we plan to accomplish the following:

A. Contracts with Artists

During our fifth month we do not plan to sign any artists.

B. Recording Production

During our fifth month we plan to record the following albums:

"Concept Artist" #8

- This album has a recording budget of $10,000.

"New Artist Development" #1

- This recording has a demo budget of $10,000.

The costs of recording these albums have been budgeted for in the "Music Recording Costs" section of "Use Of Proceeds', page 13.

C. Sales and Marketing

During our fifth month we plan to continue generating revenue by beginning to solicit orders for the following new album:

"New Artist" #5

- We expect the cost to market this album will be $ 30,500.
- This album will be marketed to the Blues, R&B and Rock music formats.

The costs of marketing these albums have been budgeted for in the "Marketing" section of "Use Of Proceeds", p. 13 The actual costs for marketing may vary depending on the response to the album in the marketplace.

We plan to continue the marketing, promotion and solicitation of orders for the following albums:

"New Artist" #1

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"New Artist" #2

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"New Artist"#3

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"Recognized Known Artist" #4

- This album will be marketed to the Jazz/Concept music formats.

D. Album Releases

During our fifth month we plan to have no album releases.

Cable and On-line Music and Entertainment Network

During our fifth month we plan to accomplish the following:

A. Network Production

During the fifth month we plan to:

- Launch our On-line Music and Entertainment Network on October 1, 2001, broadcasting twenty-four hours a day seven days a week.

B. Sales and Marketing

During the fifth month we plan to:

- Continue our aggressive public relations campaign to build brand awareness.
- Continue to work at increasing our revenue through increased sales of advertising, sponsorships and product placements.

6th Month of Operations - Record Company Operations

During our sixth month we plan to accomplish the following:

A. Contracts with Artists

During our sixth month we do not plan to sign any artists.

B. Recording Production

During our sixth month we plan to record the following albums:

"Compilation Album" #7

- This album will be a Blues Rock compilation that will feature "Recognized Known Artist" and "New Artist".
- This album has a recording budget of $20,000.

"New Development Artist"#2

- This recording has a demo budget of $10,000.

The cost of recording these artists or albums has been budgeted for in the "Music Recording Costs" section of "Use Of Proceeds", page 13.

C. Sales and Marketing

During our sixth month we plan to continue generating revenue by beginning to solicit orders for the following new album:

"Recognized Know Artist" #6

- We expect the cost to market this album will be $ 50,000.
- This album will be marketed to the Country music format.

The costs of marketing these albums have been budgeted for in the "Marketing" section of "Use Of Proceeds", page 13. The actual costs for marketing may vary depending on the response to the album in the marketplace.

We plan to continue the marketing and promotion of the following albums:

"New Artist" #1

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"New Artist"#2

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"New Artist"#3

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"Recognized Known Artist" # 4

- This album will be marketed to the Jazz/Concept music formats.

"New Artist" #5

- This album will be marketed to the Blues, R&B and Rock music formats.

"Recognized Known Artist" #6

- This album will be marketed to the Country music format.

D. Album Releases

During our sixth month we plan to have no album releases.

Cable and On-line Music and Entertainment Network

During our sixth month we plan to accomplish the following:

E. Network Production

During the sixth month we plan to:

- Continue our twenty-four hour, seven day a week broadcasting of our On-line Music and Entertainment Network.

F. Sales and Marketing

During the sixth month we plan to:

- Continue to work at increasing our revenue through increased sales of advertising, sponsorships and product placements.
- Continue our aggressive public relations campaign to build brand awareness.

7th Month of Operations - Record Company Operations

During our seventh month we plan to accomplish the following:

A. Contracts with Artists

During our seventh month we do not plan to sign any artists.

B. Recording Production

During our seventh month we do not plan to record any albums.

C. Sales and Marketing

During our seventh month we plan to continue generating revenue by beginning to solicit orders for the following new albums:

"New Artist" #1

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"New Artist"#2

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"New Artist"#3

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"Recognized Known Artist" # 4

- This album will be marketed to the Jazz/Concept music formats.

"New Artist" #5

- This album will be marketed to the Blues, R&B and Rock music formats.

"Recognized Known Artist" #6

- This album will be marketed to the Country music format.

D. Album Releases

During our seventh month we plan to have no album releases.

Cable and On-line Music and Entertainment Network

During our seventh month we plan to accomplish the following;

A. Network Production

During the seventh month we plan to:

- Continue our twenty-four hour, seven day a week broadcasting of our On-line Music and Entertainment Network.

B. Sales and Marketing

During the seventh month we plan to:

- Continue our aggressive public relations campaign to build brand awareness.
- Continue to work at increasing our revenue through increased sales of advertising, sponsorships and product placements.

8th Month of Operations - Record Company Operations

During our eighth month we plan to accomplish the following:

A. Contracts with Artists

During our eighth month we do not plan to sign any artists.

B. Recording Production

During our eighth month we do not plan to record any albums.

C. Sales and Marketing

During our eighth month we plan to continue generating revenue by beginning to solicit orders for the following new albums:

"Compilation Album" #7

- We expect the cost to market this album will be $ 30,000 (Thirty Thousand Dollars).

- This album will be marketed to Rock, Blues, and Specialty music formats.

The costs of marketing these albums have been budgeted for in the "Marketing" section of "USE OF PROCEEDS, page 13. The actual costs for marketing may vary depending on the response to the album in the marketplace.

We plan to continue the marketing and promotion of albums by:

"New Artist" #1

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"New Artist"#2

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"New Artist"#3

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"Recognized Known Artist" # 4

- This album will be marketed to the Jazz/Concept music formats.

"New Artist" #5

- This album will be marketed to the Blues, R&B and Rock music formats.

"Recognized Known Artist" #6

- This album will be marketed to the Country music formats.

D. Album Releases

During our eighth month we plan to release the following album;

"New Artist" #5

- This album will be marketed to the Blues and Rock music formats.

Cable and On-line Music and Entertainment Network

During our eighth month we plan to accomplish the following;

A. Network Production

During the eighth month we plan to:

- Continue our twenty-four hour, seven day a week broadcasting of our On-line Music and Entertainment Network.

B. Sales and Marketing

During the eighth month we plan to:

- Continue our aggressive public relations campaign to build brand awareness.
- Continue to work at increasing our revenue through increased sales of advertising, sponsorships and product placements.

9th Month of Operations - Record Company Operations

During our ninth month of operations, we plan to accomplish the following:

A. Contracts with Artists

During our ninth month we do not plan to sign any artists.

B. Recording Production

During our ninth month we do not plan to record any albums.

C. Sales and Marketing

During our ninth month we plan to continue generating revenue by beginning to solicit orders for the following new album:

"Concept Album" #8

- We expect the cost to market this album will be $ 22,500.

The costs of marketing these albums have been budgeted for in the "Marketing" section of "Use Of Proceeds", page 13. The actual costs for marketing may vary depending on the response to the album in the marketplace.

We plan to continue the marketing and promotion of albums:

"New Artist" #1

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"New Artist"#2

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"New Artist"#3

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"Recognized Known Artist" # 4

- This album will be marketed to the Jazz/Concept music formats.

"New Artist" #5

- This album will be marketed to the Blues and Rock music formats.

"Recognized Known Artist"#6

- This album will be marketed to the Country music format.

"Compilation Album" #7

- This compilation album of "Recognized Known Artists" and "New Artists" will be marketed to the motorcycle enthusiast, Rock, Blues and Specialty music formats.

D. Album Releases

During our ninth month we plan to release the following album:

"Recognized Know Artist"# 6

- This album will be released to the Country music format.

Cable and On-line Music and Entertainment Network

During our ninth month we plan to accomplish the following;

A. Network Production

During the ninth month we plan to:

- Continue our twenty-four hour, seven day a week broadcasting of our On-line Music and Entertainment Network.

B. Sales and Marketing

During the ninth month we plan to:

- Continue our aggressive public relations campaign to build brand awareness.
- Continue to work at increasing our revenue through increased sales of advertising, sponsorships and product placements.

10th Month of Operations - Record Company Operations

During our tenth month, we plan to accomplish the following:

A. Contracts with Artists

During our tenth month we do not plan to sign any artists.

B. Recording Production

During our tenth month we do not plan to record any albums.

C. Sales and Marketing

During our tenth month we plan to continue generating revenue by beginning to solicit orders for the following new albums:

"New Artist" #1

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

New Artist"#2

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"New Artist"#3

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"Recognized Known Artist" # 4

- This album will be marketed to the Jazz/Concept music formats.

"New Artist" #5

- This album will be marketed to the Blues, R&B and Rock music formats.

"Recognized Known Artist"#6

- This album will be marketed to the Country music format.

"Compilation Album" #7

- This compilation album of "Recognized Known Artists" and "New Artists" will be marketed to the motorcycle enthusiast, Rock, Blues and Specialty music formats.

"Concept Album" #8

- This album will be marketed to the Concept, Rock and Classical music formats.

The costs of marketing these albums have been budgeted for in the "Marketing" section of "Use Of Proceeds", page 13. The actual costs for marketing may vary depending on the response to the album in the marketplace.

D. Album Releases

During our tenth month we plan to have no album releases.

Cable and On-line Music and Entertainment Network

During our tenth month we plan to accomplish the following:

A. Network Production

During the tenth month we plan to:

- Continue our twenty-four hour, seven day a week broadcasting of our On-line Music and Entertainment Network.

B. Sales and Marketing

During the tenth month we plan to:

- Continue our aggressive public relations campaign to build brand awareness.

C. Network.

- Continue to work at increasing our revenue through increased sales of advertising, sponsorships and product placements.

11th Month of Operations - Record Company Operations

During our eleventh month we plan to accomplish the following:

A. Contracts with Artists

During our eleventh month we do not plan to sign any artists.

B. Recording Production

During our eleventh month we do not plan to record any albums.

C. Sales and Marketing

During our eleventh month we plan to continue generating revenue by beginning to solicit orders for the following new albums:

"Compilation Album" #7

- This compilation album of "Recognized Known Artists" and "New Artists" will be marketed to the motorcycle enthusiast, Rock, Blues and Specialty music formats.

"Concept Album" #8

- This album will be marketed to the Concept, Rock and Classical music formats.

We plan to continue the marketing and promotion of albums by:

"New Artist" #1

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"New Artist"#2

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"New Artist"#3

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"Recognized Known Artist" # 4

- This album will be marketed to the Jazz/Concept music formats.

"New Artist" #5

- This album will be marketed to the Blues, and Rock music formats.

"Recognized Known Artist"#6

- This album will be marketed to the Country music Format.

The costs of marketing these albums have been budgeted for in the "Marketing" section of "Use Of Proceeds", page 13. The actual costs for marketing may vary depending on the response to the album in the marketplace.

D. Album Releases

During our eleventh month we plan to have no album releases.

Cable and On-line Music and Entertainment Network

During our eleventh month we plan to accomplish the following;

A. Network Production

During the eleventh month we plan to:

- Continue our twenty-four hour, seven day a week broadcasting of our On-line Music and Entertainment Network.

B. Sales and Marketing

During the eleventh month we plan to:

- Continue our aggressive public relations campaign to build brand awareness.
- Continue to work at increasing our revenue through increased sales of advertising, sponsorships and product placements.

12th Month of Operations - Record Company Operations

During our twelfth month we plan to accomplish the following:

A. Contracts with Artists

During our twelfth month we do not plan to sign any artists.

B. Recording Production

During our twelfth month we do not plan to record any albums.

C. Sales and Marketing

During our twelfth month we plan to continue generating revenue by beginning to solicit orders for the new album:

"Concept Album" #8

- This album will be marketed to the Concept, Rock and Classical music formats.

We plan to continue the marketing and promotion of albums by:

"New Artist" #1

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"New Artist"#2

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"New Artist"#3

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"Recognized Known Artist" # 4

- This album will be marketed to the Jazz/Concept music formats.

"New Artist" #5

- This album will be marketed to the Blues and Rock music formats.

"Recognized Known Artist"#6

- This album will be marketed to the Country music format.

"Compilation Album" #7

- This compilation album of "Recognized Known Artists" and "New Artists" will be marketed to the motorcycle enthusiast, Rock, Blues and Specialty music formats.

The costs of marketing these albums have been budgeted for in the "Marketing" section of "Use Of Proceeds", page 13. The actual costs for marketing may vary depending on the response to the album in the marketplace.

D. Album Releases

During our twelfth month we plan to have no album releases.

Cable and On-line Music and Entertainment Network

During our twelfth month we plan to accomplish the following;

A. Network Production

During the twelfth month we plan to:

- Continue our twenty-four hour, seven day a week broadcasting of our On-line Music and Entertainment Network.

B. Sales and Marketing

During the twelfth month we plan to:

- Continue our aggressive public relations campaign to build brand awareness.
- Continue to work at increasing our revenue through increased sales of advertising, sponsorships and product placements.

13th Month of Operations - Record Company Operations

During our thirteenth month we plan to accomplish the following:

A. Contracts with Artists

During our thirteenth month we do not plan to sign any artists.

B. Recording Production

During our thirteenth month we do not plan to record plan any albums.

C. Sales and Marketing

During our thirteenth month we plan to continue generating revenue by beginning to solicit orders for the following new album:

"Concept Album" #8

- This album will be marketed to the Concept, Rock and Classical music formats.

We plan to continue marketing and promotion of albums by:

"New Artist" #1

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"New Artist"#2

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"New Artist"#3

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"Recognized Known Artist" # 4

- This album will be marketed to the Jazz/Concept music formats.

"New Artist" #5

- This album will be marketed to the Blues and Rock music formats.

"Recognized Known Artist"#6

- This album will be marketed to the Country music format.

"Compilation Album" #7

- This compilation album of "Recognized Known Artists" and "New Artists" will be marketed to the motorcycle enthusiast, Rock, Blues and Specialty music formats.

The costs of marketing these albums have been budgeted for in the "Marketing" section of "Use Of Proceeds", page 13. The actual costs for marketing may vary depending on the response to the album in the marketplace.

D. Album Releases

During our thirteenth month we plan to have no album releases.

Cable and On-line Music and Entertainment Network

During our thirteenth month we plan to accomplish the following;

A. Network Production

During our thirteenth month we plan to:

- Continue our twenty-four hour, seven day a week broadcasting of our On-line Music and Entertainment Network.

B. Sales and Marketing

During the thirteenth month we plan to:

- Continue our aggressive public relations campaign to build brand awareness.
- Continue to work at increasing our revenue through increased sales of advertising, sponsorships and product placements.

14th Month of Operations - Record Company Operations

During our fourteenth month we plan to accomplish the following:

A. Contracts with Artists

During our fourteenth month we do not plan to sign any artists.

B. Recording Production

During our fourteenth month we do not plan to record any albums.

C. Sales and Marketing

During our fourteenth month we plan to continue generating revenue by beginning to solicit orders for the followings new albums:

"Compilation Album" #7

- This compilation album of "Recognized Known Artists" and "New Artists" will be marketed to the motorcycle enthusiast, Rock, Blues and Specialty music formats.

"Concept Album" #8

- This album will be marketed to the Concept, Rock and Classical music formats.

We plan to continue the marketing and promotion of albums by:

"New Artist" #1

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"New Artist"#2

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"New Artist"#3

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"Recognized Known Artist" # 4

- This album will be marketed to the Jazz/Concept music formats.

"New Artist" #5

- This album will be marketed to the Blues and Rock music formats.

"Recognized Known Artist"#6

- This album will be marketed to the Country music format.

The costs of marketing these albums have been budgeted for in the "Marketing" section of "Use Of Proceeds", page 13. The actual costs for marketing may vary depending on the response to the album in the marketplace.

D. Album Releases

During our fourteenth month we plan to have no album releases.

Cable and On-line Music and Entertainment Network

During our fourteenth month we plan to accomplish the following;

A. Network Production

During the fourteenth month we plan to:

- Continue our twenty-four hour, seven day a week broadcasting of our On-line Music and Entertainment Network.

B. Sales and Marketing

During our fourteenth month we plan to:

- Continue our aggressive public relations campaign to build brand awareness.
- Continue to work at increasing our revenue through increased sales of advertising, sponsorships and product placements.

15th Month of Operations - Record Company Operations

During our fifteenth month we plan to accomplish the following:

A. Contracts with Artists

During our fifteenth month we do not plan to sign any artists.

B. Recording Production

During our fifteenth month we do not plan to record any albums.

C. Sales and Marketing

During our fifteenth month we plan to continue generating revenue by beginning to solicit orders for the followings new albums:

"Compilation Album" #7

- This compilation album of "Recognized Known Artists" and "New Artists" will be marketed to the motorcycle enthusiast, Rock, Blues and Specialty music formats.

"Concept Album" #8

- This album will be marketed to the Concept, Rock and Classical music formats.

We plan to continue the marketing and promotion of albums by:

"New Artist" #1

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"New Artist"#2

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"New Artist"#3

- This album will be marketed to the Alternative, College and Triple A Rock music formats.

"Recognized Known Artist" # 4

- This album will be marketed to the Jazz/Concept music formats.

"New Artist" #5

- This album will be marketed to the Blues and Rock music formats.

"Recognized Known Artist"#6

- This album will be marketed to the Country music format.

The costs of marketing these albums have been budgeted for in the "Marketing" section of "Use Of Proceeds", page 13. The actual costs for marketing may vary depending on the response to the album in the marketplace.

D. Album Releases

During our fifteenth month we plan to have no album releases.

Cable and On-line Music and Entertainment Network

During our fifteenth month we plan to accomplish the following;

A. Network Production

During the fifteenth month we plan to:

- Continue our twenty-four hour, seven day a week broadcasting of our On-line Music and Entertainment Network.

B. Sales and Marketing

During our fifteenth month we plan to;

- Continue our aggressive public relations campaign to build brand awareness.
- Continue to work at increasing our revenue through increased sales of advertising, sponsorships and product placements.

II. Medium Proceeds

If 1,650,000 shares are sold, we plan to sign or otherwise acquire ten to fifteen recording artists or albums, and release and market ten to thirteen albums in the first fifteen to eighteen months of operation. Additionally, we plan to commence operations of cable and online entertainment networks. We expect that if this number of shares is sold we will have enough cash to meet our cash requirements for a period of fifteen to eighteen months.

Listed below is our month-by-month plan of operation under the assumption that 1,650,000 shares are sold. The listings contain additions, only, to the scenario in I. Minimum Proceeds, above.

1st, 2nd Months of Operations

No change from "I. Minimum Proceeds", above.

3rd Month of Operations

Record Company Operations

During our third month we plan to accomplish the following:

A. Contracts with Artists

During our third month, in addition to that listed in I. above, we plan to contract with the following artist:

"Comedy Artist" # 10

- We expect that the cost of signing this Artist will be $ 10,000.

Cable and On-line Music and Entertainment Network

No additions to I. above.

4th Month of Operations

Record Company Operations

A. Contracts with Artists

During our fourth month, in addition to that in I. above, we plan to contract with musicians and artists to record the following album:

"Concept Album" # 11

- We do not expect that there will be any signing cost associated with this album.

Cable and On-line Music and Entertainment Network

No additions to I. above.

5th Month of Operations

Record Company Operations

A. Contracts with Artists

During our fifth month, in addition to that listed in I above, we plan to contract with the following artist:

"Recognized Known Artist" #12

- We expect that the cost of signing this Artist will be $ 15,0000.

B. Recording Production

During our fifth month we plan to additionally record the following albums:

"Concept Album" #9

- This album has a recording budget of $ 10,000.

"Concept Album" #11

- This album has a recording budget of $ 10,000.

C. Sales and Marketing

During our fifth month we plan to continue generating revenue by beginning to solicit orders for the following additional new album:

"Concept Album" #11

- We expect the cost to market this album will be $ 22,500.
- This album will be marketed to the Classical and Specialty formats.

Cable and On-line Music and Entertainment Network

No change from I. above.

6th Month of Operations

Record Company Operations

During our sixth month, in addition to that listed in I. above, we plan to accomplish the following:

A. Contracts with Artists

"Recognized Known Artist" #13

- We expect that the cost of signing this Artist will be $ 15,000.

B. Recording Production

During our sixth month we plan to record the following additional albums:

"Comedy Artist # 10"

- This album has a recording budget of $ 20,000.

C. Sales and Marketing

During our sixth month we plan to continue generating revenue by beginning to solicit orders for the following album, which is in addition to those listed in I. above:

"Concept Album" #11

- This album will be marketed to the Classical and Specialty formats.

Cable and On-line Music and Entertainment Network

No changes from I. above.

7th Month of Operations

Record Company Operations

During our seventh month we plan to accomplish the following:

C. Sales and Marketing

During our seventh month we plan to continue generating revenue by beginning to solicit orders for the following new albums, in addition those listed in I. above:

"Concept Album" #11

- This album will be marketed to the Classical and Specialty formats.

Cable and On-line Music and Entertainment Network

No change from I. above.

8th Month of Operations

Record Company Operations

During our eighth month we plan to accomplish the following:

B. Recording Production

During our fifth month we plan to record the following albums:

"Recognized Known Artist" #12

- This album has a recording budget of $30,000.

"Recognized Known Artist" #13

- This album has a recording budget of $30,000.

C. Sales and Marketing

During our eighth month we plan to continue generating revenue by beginning to solicit orders for the following additional new albums:

"Concept Album" #11

- This album will be marketed to the Classical and Specialty formats.

Cable and On-line Music and Entertainment Network

No change from I. above.

9th Month of Operations

Record Company Operations

C. Sales and Marketing

During our ninth month we plan to continue generating revenue by beginning to solicit orders for the following additional new album:

"Concept Album" #9

- We expect the cost to market this album will be $ 22,500.

"Concept Album" #11

- This album will be marketed to the Classical and Specialty formats.

Cable and On-line Music and Entertainment Network

No change from I. above.

10th Month of Operations

Record Company Operations

C. Sales and Marketing

During our tenth month we plan to continue generating revenue by beginning to solicit orders for the following additional new albums:

"Concept Album" #9

- This album will be marketed to the Concept, Rock and Classical music formats.

"Comedy Album # 10"

- We expect the cost to market this album will be $ 22,500.
- This album will be marketed to the comedy format.

"Concept Album" #11

- This album will be marketed to the Classical and Specialty formats.

Cable and On-line Music and Entertainment Network

No change from I. above.

11th Month of Operations

Record Company Operations

C. Sales and Marketing

During our eleventh month we plan to continue generating revenue by beginning to solicit orders for the following additional new albums:

"Concept Album" #9

- This album will be marketed to the Concept, Rock and Classical music formats.

"Comedy Album # 10"

- This album will be marketed to the comedy format.

"Concept Album" #11

- This album will be marketed to the Classical and Specialty formats.

"Recognized Known Artist" # 12"

- We expect the cost to market this album will be $ 55,000.
- This album will be marketed to the Country format.

Cable and On-line Music and Entertainment Network

No change from I. above.

12th Month of Operations

Record Company Operations

C. Sales and Marketing

During our twelfth month we plan to continue generating revenue by beginning to solicit orders for the additional new album:

"Concept Album" #9

- This album will be marketed to the Concept, Rock and Classical music formats.

"Comedy Album # 10"

- This album will be marketed to the Comedy format.

"Recognized Known Artist" # 12"

- This album will be marketed to the Country format.

Recognized Known Artist" # 13"

- We expect the cost to market this album will be $ 40,000.
- This album will be marketed to the Country format.

We plan to continue the marketing and promotion of this additional album:

"Concept Album" #11

- This album will be marketed to the Classical and Specialty formats.

Cable and On-line Music and Entertainment Network

No change from I. above.

13th Month of Operations

Record Company Operations

During our thirteenth month we plan to accomplish the following:

C. Sales and Marketing

During our thirteenth month we plan to continue generating revenue by beginning to solicit orders for the following additional new albums:

"Concept Album" #9

- This album will be marketed to the Concept, Rock and Classical music formats.

"Comedy Album # 10"

- This album will be marketed to the comedy format.

"Recognized Known Artist" # 12"

- This album will be marketed to the Country format.

"Recognized Known Artist" # 13"

- This album will be marketed to the Country format.

We plan to continue marketing and promotion of albums by these additional artists:
"Concept Album" #11

- This album will be marketed to the Classical and Specialty formats.

Cable and On-line Music and Entertainment Network

No change from I. above.

14th Month of Operations

Record Company Operations

C. Sales and Marketing

During our fourteenth month we plan to continue generating revenue by beginning to solicit orders for the following additional new albums:

"Concept Album" #9

- This album will be marketed to the Concept, Rock and Classical music formats.

"Comedy Album # 10"

- This album will be marketed to the comedy format.

"Recognized Known Artist" # 12"

- This album will be marketed to the Country format.

"Recognized Known Artist" # 13"

- This album will be marketed to the Country format.

We plan to continue the marketing and promotion of additional albums by:

"Concept Album" #11

- This album will be marketed to the Classical and Specialty formats.

Cable and On-line Music and Entertainment Network

No change from I. above.

15th Month of Operations

Record Company Operations

During our fifteenth month we plan to accomplish the following:

C. Sales and Marketing

During our fifteenth month we plan to continue generating revenue by beginning to solicit orders for the followings additional new albums:

"Recognized Known Artist" # 12"

- This album will be marketed to the Country format.

"Recognized Known Artist" # 13"

- This album will be marketed to the Country format.

We plan to continue the marketing and promotion of albums by:

"Concept Album" #8

- This album will be marketed to the Concept, Rock and Classical music formats.

"Concept Album" #9

- This album will be marketed to the Concept, Rock and Classical music formats.

"Comedy Album # 10"

- This album will be marketed to the comedy format.

"Concept Album" #11

- This album will be marketed to the Classical and Specialty formats.

D. Album Releases

During our fifteenth month we plan to release the following additional album:

"Recognized Known Artist" #12

- This album will be marketed to the Country music formats.

"Recognized Known Artist" #13

- This album will be marketed to the Country music formats.

Cable and On-line Music and Entertainment Network

No change from I. above.

III. Maximum shares sold.

If we sell 2,250,000 shares we plan to sign or otherwise acquire thirteen to eighteen recording artists or albums, and release and market thirteen to fifteen albums in the first fifteen to eighteen months of operation. Additionally, we plan to commence operations of cable and online entertainment networks. We expect that if this number of shares is sold we will have enough cash to meet our cash requirements for a period of fifteen to eighteen months.

The following enumeration of our operating plan, assuming the maximum number of shares is sold, contains only changes from I. Minimum Sold, and II. Medium Sold, above.

1st and 2nd Months of Operations

No change from I. and II. above

3rd Month of Operations

Record Company Operations

During our third month we plan to accomplish the following:

C. Sales and Marketing

During our third month we plan to continue generating revenue by to soliciting orders for the following additional new album:

"Recognized Known Artist" #4

- This album release will be marketed to the "Jazz/Concept" music formats.

Cable and On-line Music and Entertainment Network

No change from I. and II. above.

4th, 5th, 6th, 7th, and 8th Months of Operations

No changes from I. and II. above.

9th Month of Operations

Record Company Operations

During our ninth month of our Company Operations, we plan to accomplish the following:

C. Sales and Marketing

We plan to continue the marketing and promotion of one additional album:

"Compilation Album" #7

- This compilation album of "Recognized Known Artists" and "New Artists" will be marketed to the motorcycle enthusiast, Rock, Blues and Specialty music formats.

Cable and On-line Music and Entertainment Network

No change from I. and II. above.

10th through 15th months of operations.

No changes from I. and II. above.

We may from time to time sign recording artists to development contracts to see if an artist's initial potential can be realized before we invest further recording and marketing costs.

At this time we do not plan to acquire or make any significant equipment purchases. We may however, depending on market conditions, elect to purchase recording or video equipment to lessen the costs of recording albums and producing our cable and Internet programming.

We plan to significantly increase our personnel with the following in the recorded music division:

CFO/General Manager, Publicist, Director of Radio promotion, an assistant director of radio promotion and an administrative assistant. We plan to hire a Cable and Internet General manager, licensing manager, marketing manager, and an administrative assistant.

Artist Development & Artist Relationships

Our plan is to focus on developing six to ten "New" and "Recognized Known Artists" during each of the first three years following this offering through our industry contacts, including business managers, attorneys, and other representatives of recording artists. Our management team plans to attend live performances and review demonstration recordings submitted.

We intend to recruit these artists and to enter into exclusive, long-term recording contracts. These contracts generally cover an initial album with options to record three to five additional albums, at our discretion. Our goal is to develop profitable operations by concentrating resources on a small number of artists, developing and implementing a tailored marketing and promotion plan for each album release, and implementing a marketing plan for each artist's new release. These marketing plans include detailed time lines, retail, radio, and advertising campaigns and follow up promotions to be employed for each artist release. We plan to include as part of our marketing and promotional campaigns the employment of several new, innovative, and proprietary methods of creating artist name recognition and stimulating sales. We will promote our artists to radio and video outlets to attain airplay to establish the artist images to the consumer. In addition, we plan to align ourselves with on-line services for joint promotions, stage multiple artist showcases in target regions of the country and organize cable television and broadcast TV promotions.

Contract Terms

Once a "New" or "Recognized Known Artist" is selected, we expect to enter into a contract with the artist to record an album, with options to record additional albums, at our discretion. Each artist contract will define an agreed upon recording budget for each album. The recording contract will define advances and royalties to the artist to be paid by us for each album produced. In accordance with industry practices advances for albums recorded after the initial release is based on a percentage of the artist's net royalties from his or her prior album, less the albums recording budget and any other recoupable expenditures made on behalf of the artist by us. The recording contract with the artist will set forth the agreements with music publishers relating to the payment of mechanical royalties, which are royalties paid to publishers by record companies for any song that is reproduced by any mechanical means, including downloading from the Internet, CDs, and cassettes. Additionally the contract will define the geographical territory of our distribution rights, video, radio and other forms of promotion and the percentage of the artist's royalties which will be used to offset the costs of promotion, our budget for album artwork, our rights under any merchandising arrangements relating to the artist (such as concert sales of shirts, hats, posters and other items) along with other terms in the contract. We plan to contract with its artists on an exclusive basis for the recording and marketing of their recordings in return for a royalty percentage of the retail-selling price of the recording. We plan to obtain rights on a worldwide basis for each artist contracted. However, each artist may not be available on a worldwide basis because of previous or current contractual restrictions.

A typical contract for an artist generally provides for a number of albums to be delivered by the artist to the company with advances against royalties being paid upon delivery of each album. After the artist delivers the album, we have to determine if we plan to exercise our option for the recording of the next album that the artist is contracted to deliver. We have an agreed period of time in which to exercise the option for the next album, usually a few months following delivery of the previous album. Normally, if an option is not exercised by us to record another album, the artist has no obligation to deliver additional albums.

Provisions in the planned contracts with "Recognized Known Artist" and "New Artist" vary considerably and may, for example, require us to release a fixed number of albums and/or contain an option exercisable by us covering more than one album. We seek to obtain rights to exploit product delivered by the artists for the life of the product's copyright. Under the contracts, artist advances are normally recoupable against royalties payable to the artist. We also seek to recoup a portion of certain marketing and tour support costs, if any, against artist royalties.

Song Selection

We plan to be involved with the artist and producer in the selection of songs to be recorded. Many artists are also songwriters. In some cases, we will request that the artist consider recording and performing, in addition to their own songs, songs written by professional songwriters. These songs are available through the many song publishers in the industry. Songwriters may sell or license their songs to music publishers to enhance the promotion and likelihood of their songs being recorded by recording artist. The songwriters then share the mechanical license royalties along with other royalties and income generated by the music publisher they contract with. We believe we will be more likely to succeed in attaining a commercially successful album if the collections of songs are artistically satisfying to the artist and commercially acceptable to us. Although the artist may be a songwriter, we believe that his or her album must contain songs that will improve the likelihood of having several radio hits, whether or not the songs are written by the artist or written by professional songwriters. This will enhance the likelihood of that album's success in generating sales.

Recording the Album

We plan, in conjunction with the artist; to select a producer whom we feel can deliver a superior product and also work well with the artist during the recording process. The artist, producer and the Company will agree on the song selections. The selected producer will then be authorized to reserve recording studio time and arrange for the musicians who the producer feels can best create the sound that the producer, the company, and the artist are trying to achieve for the recording. The producer and musicians then create in the studio the "basic tracks" for every song to be recorded. Following the tracks being recorded, the artist is then brought in to "sing to the tracks" to create the "unmixed" recording. This process often takes many hours to accomplish successfully. The artist will continue to record these vocals until the best performance is achieved.

The final step in recording an album is the "mixing," which is the balancing of the various musical instruments with the objective of achieving the most artistically satisfying and commercially successful sound.

Music Video

We will produce music videos of single songs for promotional purposes (clips) and longer music programs (for example, concert programs). Income from music videos is derived from the sale of videocassettes and from the publishing of music included in such videos.

We plan to produce music videos, used to promote music artists, as well as music specials and programs for television networks and other video broadcasters. In connection with this business, we plan to utilize both in-house capabilities and independent contractors who direct, produce, story-write, art direct, scout locations, produce special effects, edit, contract, and manage the production.

Once we commit to produce a music video, we will receive a copy of the recording and develop a concept for the video, which is referred to as the "treatment" or the "script." If the concept is approved, we will submit a budget proposal to the client. If the budget is approved, the production process is commenced. We then have a very limited time from concept to budget approval, and therefore must be very accurate in our budgeting. We recoup up to 100% of the total cost of producing the videos out of the artist's royalties if and when earned. We retain all of the intellectual property rights in our videos.

Once production begins, we hire the crew, which includes the actors, the lighting designer, the art director, the wardrobe person and the hair and make-up artist. We also find the locations for the videos, rent the appropriate equipment for the production, build the required sets, obtain insurance, arrange for meals and produce a shooting schedule. The video is typically shot in one to five days and a rough copy is then sent to the appropriate individuals for review. If any editorial changes are requested, such changes are made and then the final high quality video is delivered. This entire process typically takes between one and three weeks.

We will also produce music video television specials, and other television productions, as outlined above. These productions are similar in many ways to music video production.

Manufacturing

We plan to contract with various outside graphic artists that create album cover designs. The album cover design is then delivered to us for our approval and that of the artist. Once approved the camera-ready album design is then sent to a color separating company and the album cover is then transferred to film and shipped to a printer for manufacturing. The printed album covers are then shipped to a CD manufacturing facility where the album, in its final mixed form, is then made into compact discs and assembled ready to be shipped to the distributors for sale.

We plan to utilize various manufacturing facilities in order to gain the most cost-effective pricing structure. Management believes that this is the most cost-effective source of manufacturing. However, if the selected manufacturer does not provide for the manufacturing of our products in a timely and cost-effective manner, a number of alternative manufacturing sources are available to us at competitive prices.

Distribution

Historically, the strategy of the five major music companies has been to control distribution channels. Nevertheless, the market shares of independent distributors, rack jobbers (independent contractors that manage music departments of department stores such as K-Mart and Wal-Mart), mail order companies, touch -tone 800 number sales and television sales have all increased, and we believe that this growth, fueled by ongoing changes in the marketplace, will continue. Another trend is the consolidation of retail outlets into large retail chains, thus making it easier to place products in more stores while dealing with fewer people. We also expect that interactive, in-home marketing through the Internet, as well as telephone, satellite relays, or other evolving technologies will have a significant effect on distribution in the future. However, there is little agreement as to precisely what this effect will be. We believe that control and ownership of trademarks, brands and Web sites, and other creative products will be a key factor in new and emerging markets where distribution can be accomplished more quickly and inexpensively.

Typically distribution for an independent recorded music company is through either a major recorded music company-owned branch system or through independent distributors. The major recorded music company-owned companies offer national distribution, consistent market visibility, accounts receivable and collection administration. Independent distribution offer similar services, but on a smaller scale.

LEGAL PROCEEDINGS

We are not now, and have not in our history been, involved in any litigation; nor is any litigation pending.

MANAGEMENT

The directors and executive officers of the Company are as follows:

Name	Age	Position	In office since
Keith Dressel	43	President, CEO and Director	1999
Juan Contreras	53	Vice-President and Director	1999
Jamie Oldaker	48	Vice-President and Director	1999
Joseph Francis	59	Director	1999
Doug Lexa	53	Director	1999
George Collier	53	Director	1999

There are no family relationships between the directors and officers.

Keith Dressel, C.E.O, President and Director, attended Pierce College from 1974-1976 and UCLA Extension from 1978-1980. From 1990 to 1998 he served as president of Core Entertainment. Mr. Dressel has over 20 years experience in the music industry, and is the recipient of 26 Gold, 9 Platinum albums, and 85 Gold and/or Platinum singles. Mr. Dressel has discovered, signed, and/or marketed albums by numerous artists, including Ed Roland (now the leader of Collective Soul, the only group in rock history to have attained the No. 1 Album of the Year three times (1995,1996,1999), Hootie and the Blowfish, Sublime, Tom Petty, Steely Dan, Spyro Gyra, Pat Benatar, Jimmy Buffett, Frank Zappa, and others. Mr. Dressel has numerous close ties with key players in distribution, promotion, and marketing who are decision-makers in the music business. He has won many awards, including Independent Label of the Year (two separate times, each for a different record company, Core Entertainment, 1993, Independent Rock Label of the Year; and Bermuda Dunes, 1989, Independent Country Label of the Year), and has been closely involved with many hit songwriters including Moon Martin, writer of the hit *Bad Case of Loving You* recorded by Robert Palmer; A. J. Masters, co-writer of the Top 5 country music hit *Change Your Mind* recorded by John Berry; and Stephen Alan Davis, an award winning BMI country music songwriter who has been the writer or co-writer of many country music hits. Since December 1988 Mr. Dressel has worked exclusively on the formation of this company. He conceived and created the concepts for the company, arranged for the management team, developed its online and cable programming, and arranged for the company's record distribution and online relationships with LiveonTheNet.com. Mr. Dressel will oversee all operations for AMN, including all cable and Internet programming, artist and songwriter signings, business affairs, promotion, and marketing.

Jamie Oldaker, Vice-President, Artists and Repertoire and Director, will oversee artist signings and recording of albums. He has for the past five years been a recording artist with the Arista Recording Artist group The Tractors, whose debut album sold 3.5 million copies. As a musician he has been key to the success of many artist recordings, and played a key role in the development of Ronnie Dunn of Brooks and Dunn, recording the original versions of *Boot Scoot Boogie, Neon Moon, and She Ain't the Cheating Kind,* all multi-million selling songs. Mr. Oldaker was instrumental in the recording of nine Eric Clapton albums, beginning with *461 Ocean Boulevard.* He has also toured and recorded with Bob Seger, Stephen Stills, and Peter Frampton, among others. Mr. Oldaker has been nominated for 3 separate Grammy awards and is the recipient of 20 Gold and Platinum awards. As a member of the Tractors he received the Country Music Association award for the Best Video of the Year for *Baby Likes to Rock It* in 1995.

Juan Contreras, Vice-President and head of Publishing, and Director, attended Murray State University from 1968 to 1970. From 1994 through 1999 Mr. Contreras was Senior Vice-President for Platinum Publishing, which purchased the company started by him and his partner Jim Scott, Double J Music Publishing, after two and one-half years in business. While with Platinum Mr. Contreras placed company owned songs on albums recorded by Billy Ray Cyrus, Crystal Bernard, Randy Travis, and Montgomery Gentry, among others. Double J Music Publishing owned songs recorded by Lorrie Morgan, Diamond Rio, Neil McCoy, Jeff Carson, James Bonamy, and George Strait, including the Academy of Country Music's Single of the Year, *Check Yes or No* in 1997. Mr. Contreras began his career as the National Director of Promotion for Cartwheel Records, which was the Billboard "Independent Label of the Year" in 1973. Cartwheel Records was subsequently purchased by ABC Records, where Mr. Contreras was Executive in charge of Artist Development and Promotion. At ABC, he helped develop such artists as Jimmy Buffet, Jim Croce, the Amazing Rhythm Aces, and Delbert McClinton. For AMN, Mr. Contreras will oversee all music-publishing operations, signing of songwriters, and placement of Company-owned songs to recording artists, films, and television.

Joe Francis, Treasurer and Director, earned his B.A. Degree from Vanderbilt University in 1964. Mr. Francis began his career in the investment business in 1967. Mr. Francis served as the Assistant Treasurer for Vanderbilt University working in the areas of endowment and budgets in the late 1960s and early 1970s. Mr. Francis worked in New York for 15 years at the Wall Street firms White, Weld and Company, Kidder Peabody, and Prescott, Ball, and Turben. In January 1990, Mr. Francis joined the Nashville firm of Wiley Brothers as a financial analyst and registered representative specializing in corporate start-ups and reorganizations. These are the only two positions Mr. Francis has held with Wiley Bros. and still holds those positions with the firm today. He serves as Treasurer for AMN, and will continue in that role subsequent to this offering. At present, he is additionally acting Chief Financial Officer.

Doug Lexa, Director. Over the period 1966-1968 attended Sophia University, Tokyo, Japan; University of Maryland Extension, Tokyo, Japan; Dade County Community College, Miami, Florida; Marin County Community College, San Rafael, California; and UCLA Extension, Westwood, California. Mr. Lexa was a founder of Rykodisc, one of the industry's most successful independent labels, where he was involved with David Bowie, Frank Zappa and Elvis Costello. He also worked with A&M records, with Music Scene Inc. a leading label distributor of albums in Japan, and was a founder of a leading jazz record company, Heads-Up International. Since 1990 Mr. Lexa has been the sole proprietor of La Fon, Inc., a music and entertainment exporting company. After this offering, Mr. Lexa will become a full-time V.P. of AMN in charge of International Operations and Catalogue Acquisition.

George Collier, Director. Since 1991 Mr. Collier has been employed by Platinum Entertainment as Senior Vice President, Country Music. He has developed Platinum's country label, formerly known as Intersound Country, into one of the most profitable independent country labels in the business. Mr. Collier is an experienced veteran of the music business with 31 years of experience working at major record companies such as MCA, Atlantic, and Capitol Records in the areas of marketing, promotion, sales, and operations. He has had a prominent hand in guiding the careers of artists such as Garth Brooks, Elton John, Led Zeppelin, The Rolling Stones, Tanya Tucker, and others. Mr. Collier is a member of the Academy of Country Music and has served on the Board of Directors of that organization for five years. He has also been a member of the Country Music Association for 30 years, and has been honored with numerous awards including the Billboard Promotion Award "Regional Man of the Year" in 1978. Mr. Collier is a major stockholder in AMN and has been and will continue to be an active Director.

As shown above, the Company presently has three employees. If this offering is successful, we plan to add nine additional employees as follows:

Doug Lexa, per above.
A Chief Financial Officer, for which a search has begun.
A Director of Promotion and Marketing.
A Director of Publicity.
A Licensing Administrator
An Administrative and clerical staff (4).

Executive Compensation

The company paid monthly salaries to Keith Dressel of approximately $2,700 and to James Oldaker approximately $2,300 from its inception through December of 2000. During that same time period, the company also paid an administrative assistant approximately $1,600 monthly. No compensation has been paid to Mr. Contreras or Mr. Lexa. No compensation has been paid to anyone since December of 2000.

Summary Compensation Table

Name/Principal Position	Period	Salary (1)	
Keith Dressel, CEO	8/99 thru 12/00	$ 46,145	1/01 thru 12/01 received $0.00
James Oldaker, V.P.	8/99 thru 12/00	$ 39,326	1/01 thru 12/01 received $0.00

(1) Only salaries were paid. No bonuses or other types of compensation were paid.

If this offering is successful we plan to compensate these four officers as follows in the first year:

Name and Principal Position	Salary
Keith Dressel, C.E.O.	$100,000
Jamie Oldaker, V.P.	75,000
Juan Contreras, V.P.	75,000
Doug Lexa, V.P	75,000

Board of Directors

Each of our directors has been elected to serve until the next annual meeting of shareholders. Our executive officers are appointed annually by the directors. Each of the directors continues to serve until his or her successor has been designated and qualified. Directors currently receive no fees however; subsequent to this offering, directors will receive $1,000 for attendance at each meeting plus reimbursement for necessary travel and lodging expenses.

Personal Liability and Indemnification of Directors

Our By-laws contain provisions that reduce the potential personal liability of directors for certain monetary damages and provide for indemnity of directors and other persons. We are unaware of any pending or threatened litigation against the Company or its directors that would result in any liability for which such director would seek indemnification or similar protection.

The provisions regarding indemnification provide, in essence, that we will indemnify directors against expenses including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit, or proceeding arising out of the director's status as a director of the company, including actions brought by or on behalf of the company (stockholder derivative actions). The provisions do not provide indemnification for liability in proceedings arising out of personal benefit improperly received or where a person is found liable to the company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and officers of the company pursuant to the foregoing provisions, or otherwise, we have been advised that such indemnification, in the opinion of the Securities and Exchange Commission, is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information regarding beneficial ownership of the common stock as of March 31, 2001 by (i) each person known by the company to be the beneficial owner of more than 5% of the outstanding common stock, (ii) each director, (iii) each executive officer, and (iv) by all executive officers and directors as a group. See "Description of Securities". Unless otherwise indicated, each of the following persons has sole voting and investment power with respect to the shares of common stock set forth opposite their respective names.

	Before the Offering		After the Offering	
Name and address of Beneficial Owner	Number of Shares Owned	Percent of Class	Number of Shares Owned	Percent Of Class
Keith Dressel 1227 Ave. South Nashville, TN 37212	1,491,668	34.68%	1,491,668	22.77%

Joseph Francis 3506 Scarsdake Rd. Nashville, TN 37215	750,000	17.44%	750,000	11.45%
Juan M. Contreras 1227 Ave. South Nashville, TN 37212	816,666	18.99%	816,666	12.47%
James R. Oldaker 1227 Ave. South Nashville, TN 37212	706,666	16.43%	706,666	10.79%
George Collier 1227 Ave. South Nashville, TN 37212	200,000	4.65%	200,000	3.05%
All directors and officers as a group (5 persons)	3,965,000	92.18%	3,965,000	60.52%

All the outstanding shares are Restricted.

Selling Shareholders

On June 1, 2001, the Board of Directors passed a resolution providing for thirty-six (36) shareholders to offer ten per cent (10%) of their stock under the terms of this offering. This resolution superceded any and all prior resolutions or agreements regarding this stock. None of the selling shareholders are officers, directors founders or affiliates of the company and they never have been. A total of 33,130 shares of common stock will be offered by the selling shareholders. All selling shareholders will bear their proportionate share of the expense of this offering. None of these shareholders own as much as 1% of the outstanding stock. Stock of the selling shareholders must be deposited prior to the offering and held in escrow until the minimum amount to break escrow is reached ($2,000,000). Once the minimum amount to break escrow is reached and the escrow is dissolved and the shares will be transferred and issued in the ordinary way through the transfer agent like any of the stock being offered. No officer or director of the company is selling or offering to sell any of the stock of the selling shareholders and the selling of those shares is offered under the same terms and conditions as any other shares. The shares will be included in the total number of shares sold in the offering. If the minimum amount to break escrow is not reached then the shares and the investor funds will be promptly returned. All selling shareholders have signed the signature page of this document.

SELLING SHAREHOLDERS

Name of Shareholder	Shares Owned Pre-offering	Shares To be Sold Maximum	Shares Owned Maximum
David Dunham	6,000	600	5,400
Sara Francis	20,000	2,000	18,000
WIM'S Inv Club *	5,000	500	4,500
Rodney Barron	25,000	2,500	22,500
Stuart West	300	30	270
Dean Sickler	5,000	500	4,500
Darren & John Milne	5,000	500	4,500
Richard Geldreich	30,000	3,000	27,000

Timothy Yeager	10,000	1,000	9,000
William Strasser Sr.	10,000	1,000	9,000
William Strasser Jr.	1,000	100	900
Michael Crowell	25,000	2,500	22,500
Ray & Rosemary Patrick	3,000	300	2,700
Larry Hicks	20,000	2,000	18,000
Winona & Bill Brooksbank	1,000	100	900
Tina Hicks	10,000	1,000	9,000
Jim Felder	25,000	2,500	22,500
Bradley Hall	5,000	500	4,500
Ken Gray	5,000	500	4,500
Norman Gillis II	2,750	275	2,475
Scott Madigan	5,000	500	4,500
Michael Mills	3,750	375	3,375
Robert Resnick	10,000	1,000	9,000
Stephen Platt	5,000	500	4,500
Julie Kerr	500	50	450
Lynn McMurtry	500	50	450
Lynn Hammersmith	25,000	2,500	22,500
JLJ Inc. **	10,000	1,000	9,000
Doug Barton	2,500	250	2,250
Brian Thompson	500	50	450
James Eckelberger	10,000	1,000	9,000
B. V. Corwin	20,000	2,000	18,000
Bruce & Kelly Carillion	10,000	1,000	9,000
John Watkins	3,000	300	2,700
Jeff & Shirley Thome	1,500	150	1,350
T. Patrick Davis	10,000	1,000	9,000
Totals	331,300	33,130	298,170

* WIM's Investment Club, 81 Green Avenue, Madison, New Jersey, has several hundred members. These services were rendered by the then president, Valerie Granite, who directed that they be issued to the investment club. The current president is Barbara Liberman.

** JLJ, Inc. is an Illinois Corporation with its primary place of business at 8146 Floral Avenue, Skokie, IL, 60067. The corporation has three (3) shareholders, John and Lynn Hammersmith, who are husband and wife, and Jim Hammersmith, who is the brother of John. John Hammersmith is the CEO of the corporation.

DESCRIPTION OF SECURITIES

Capital Stock

Our authorized capital stock consists of 10,000,000 shares of common stock, no par value, 4,296,300 of which were issued and outstanding as of March 31, 2001. Each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of the shareholders.

Common Stock

As of March 31, 2001 we had a total of 41 shareholders. The directors and officers as a group directly own approximately 92.2 % of our outstanding common stock. If all the shares are sold, they will still own 60.5%. Accordingly, such persons will continue to be able to substantially control our affairs including, without limitation, the sale of equity or debt securities, the appointment of officers, the determination of officers' compensation and the determination whether to cause a registration statement to be filed.

The rights of holders of the shares of common stock may become subject in the future to prior and superior rights and preferences in the event the board of directors establishes one or more additional classes of common stock, or one or more series of preferred stock.

There is presently no public trading market for the Issuer's common stock.

A preemptive right is a right giving an existing shareholder the opportunity to purchase shares of a new issue before it is offered to others. The purpose is to protect shareholders from dilution of value and control when new shares are issued. On September 26, 2000 a corporate resolution was passed by the Board of Directors of the Issuer providing that the shareholders of record as of September 1, 2000 have a preemptive right to maintain their percentage of ownership in the company should any shares be registered at a future date. If new shares are registered each of those shareholders will receive a subscription warrant indicating how many new shares the shareholder would be entitled to buy. If additional shares were to be registered the present shareholders would hold subscription warrants for up to 4,296,300 of the newly registered shares.

Dividends

There are no restrictions on the payment of dividends on our common stock. No cash dividends have been paid to date nor are any contemplated. It is our intention to re-invest any future profits into projects that will contribute to growth.

PLAN OF DISTRIBUTION

An underwriter generally refers to a person or firm who has purchased securities from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security. There is no underwriter for this offering nor will any underwriter be engaged for the marketing, distribution or sale of any shares offered under the terms of this offering circular.

Sales of the common stock of the company will be made through the following officers and directors of the company: Keith Dressel, Juan Contreras, Doug Lexa, George Collier, and Jamie Oldaker. These individuals will call on such entities as registered brokers, dealers, registered investment companies, insurance companies and certain trusts and trust companies that can purchase shares under the terms of the offering circular. From time to time, potential buyers from the investing public may inquire directly to the company was to the availability of stock. Once the offering is qualified, it will be the policy of the company to provide such potential buyers with a copy of the offering circular and then to direct them to a registered broker or dealer.

Furthermore, at the present time, no broker or dealer will be authorized to offer or sell any securities issued under the terms of this offering circular. A post-qualification amendment to this offering circular would be required before any sales could be made by an underwriter, broker or dealer and no such amendment is contemplated at this time.

On June 1, 2001 the Board of Directors passed a resolution providing for thirty-six shareholders to sell a total of 33,130 shares of common stock. Stock of the selling shareholders must be deposited prior to the offering and held in escrow until the minimum amount to break escrow is reached ($2,000,000). Once the minimum amount to break escrow is reached and the escrow is dissolved and the shares will be transferred and issued in the ordinary way through the transfer agent like any of the stock being offered. No officer or director of the company is selling or offering to sell any of the stock of the selling shareholders and the selling of those shares is offered under the same terms and conditions as any other shares. The shares will be included in the total number of shares sold in the offering. If the minimum amount to break escrow is not reached then the shares and the investor funds will be promptly returned. All selling shareholders have signed the signature page of this document.

All sales by the company will be made by Messrs. Keith Dressel, Juan Contreras, Doug Lexa, George Collier, and Jamie Oldaker all of whom are officers and/or directors of the company. Rule 3a4-1 states that Associated persons of an issuer shall not be deemed to be a broker solely by reason of his participation in the sale of securities of such issuer if the associated person: (1) Is not subject to a statutory disqualification under Rule 3(a)(39) of the [Exchange] Act (2) Is not compensated in connection with his participation by the payment of commissions or remuneration based either directly or indirectly on transactions in securities; and (3) Is not at the time of his participation and associated person of a broker or dealer; and meets any one of the conditions of paragraph (a)(4)(i)(A) of this section. All of the aforementioned officers and/or directors of the company rely on the fact that they meet the qualifications set forth in Rule 3a4-1 listed herein. Furthermore, they rely on the fact that each of them meet the conditions of paragraph (a)(4)(i)(A) in that each of them will restrict his participation to transactions involving offers and sales of securities; "To a registered broker or dealer; a registered investment company; an insurance company; a bank savings and loan association; a trust company or similar institution supervised by a state or federal banking authority; or a trust for which a bank, a savings and loan association, a trust company, or a registered investment adviser either is a trustee or is authorized in writing to make investment decisions..." In responding to any inquiries from potential purchasers who are not described in these sections of the Act the associates of the company will provide an offering circular and direct the potential purchasers to a registered broker or dealer.

FEDERAL TAX ASPECTS

AMN Records, Inc. is a C corporation, and no significant tax benefits are anticipated for the investors.

TRANSFER AGENT AND REGISTRAR

Our transfer agent is American Securities Transfer, Inc., 938 Quail Street, Lakewood, Colorado, 80215, (303) 234-5300

LEGAL MATTERS

The legality of the common stock offered hereby and certain other matters are being passed upon for us by Daniels McGowan & Associates whose offices are in Philadelphia, PA and St. Louis, MO. As partial compensation for the services rendered hereunder the firm will receive 40,000 shares of common stock in the company.

EXPERTS

The financial statements for the period ended June 30, 2000 included here have been audited by Hunter, Atkins, & Russell, PLC, Certified Public Accountants, as indicated in their report, and are included here in reliance upon the authority of said firm as experts in giving said report.

ADDITIONAL INFORMATION

We are not presently a reporting company under the Securities Exchange Act of 1934, as amended. The Company has filed with the Washington, D.C. Office of the Securities and Exchange Commission (the

Commission") an Offering Statement on Form A-1 under the Act with respect to the Common Stock offered hereby. This offering circular filed as a part of the Offering Statement does not contain all of the information contained in the Offering Statement and the exhibits, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered here, reference is made to such Offering Statement including the exhibits and schedules thereto. Statements contained in this offering circular as to the contents of any contract, agreement or other documents are not necessarily complete, and in each instance, reference is made to such contract or other document filed as an exhibit to the Offering Statement, each such statement being qualified in all respects by such reference. The Offering Statement and exhibits may be inspected without charge and copied at the Washington office of the Commission, 450 Fifth Street, N.W., Washington, DC 20549, and copies of such material may be obtained at prescribed rates from the Commission's Public Reference Room at the same address. You may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Further, the SEC maintains an Internet Site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

(This space intentionally left blank)

Part III – Exhibits

Item 1. Index to Exhibits

Exhibit 2 – Charter and by-laws – Previously Filed

Exhibit 4 – Subscription Agreement – Previously Filed

Exhibit 6 - Material Contracts – Previously Filed

6(a)(1) Agreement with LiveOnTheNet.com – Previously Filed
6(a)(2) Exclusive Artist Agreement Between AdventureMusicNet.com and Donald William Apple – Previously Filed
6(a)(3) Exclusive Artist Agreement Between AdventureMusicNet.com and Lisa Stewart. – Previously Filed
6(a)(4) Distribution Agreement with Bayside Entertainment Distribution, Sacramento, CA. – Previously Filed

Exhibit 9 - Escrow Agreement with SouthTrust Bank Corporate Trust Services, Nashville, Tennessee – Previously Filed

Exhibit 10 – Certificate Of Corporate Resolution - Previously Filed

Exhibit 11 - Consents

11(a)(1) Consent of Hunter, Atkins & Russell, PLC

11(a)(2) Managements' Representation Regarding the Interim Unaudited Financial Statements as of 9/30/01 – Previously Filed

11(a)(3) Consent of Daniels, McGowan & Associates

Exhibit 2 - Charter and By-Laws – Previously Filed

Exhibit 4 – Subscription Agreement – Previously Filed

Exhibit 6(a)(1) Agreement with LiveOnTheNet.com – Previously Filed

Exhibit 6(a)(2) Exclusive Artist Agreement Between AdventureMusicNet.com and Donald William Apple – Previously Filed

Exhibit 6(a)(3) Exclusive Artist Agreement Between AdventureMusicNet.com and Lisa Stewart – Previously Filed

Exhibit 6(a)(4) Agreement with Bayside Entertainment Distribution – Previously Filed

Exhibit 9 - Escrow Agreement with SouthTrust Bank Corporate Trust Services – Previously Filed

Exhibit 10 – Certificate of Corporate Resolution - Previously Filed

Exhibit 11 - Consents

<u>Exhibit 11(a)(1) - Consent of Hunter, Atkins & Russell, PLC</u>

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of AMN Records, Inc. (formerly AdventureMusicnet.com, Inc.) on Form 1-A, of our Independent Auditor's Report dated August 14, 2000 on the June 30, 2000 financial statements and accompanying notes and to reference to us under the heading "Experts" in the Prospectus, which is part of this registration statement.

Hunter, Atkins & Russell, PLC
Oklahoma City, Oklahoma

October 17, 2001
December 11, 2001
January 31, 2002

Hunter, Atkins & Russell, PLC
Certified Public Accountants

Independent Auditors' Report

Board of Directors
ADVENTURE MUSICNET.com, Inc.
Nashville, Tennessee

We have audited the accompanying balance sheet of ADVENTURE MUSICNET.com, Inc. as of June 30, 2000, and the related statements of income, cash flows and changes in stockholder's equity from inception, August 16, 1999 to June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADVENTURE MUSICNET.com, Inc. as of June 30, 2000 and the results of its operations and its cash flows from inception, August 16, 1999 to June 30, 2000 in conformity with generally accepted accounting principles.

Hunter, Atkins & Russell, PLC

Hunter, Atkins & Russell, PLC
August 14, 2000

5805 North Grand Blvd, Suite D, Oklahoma City, Oklahoma 73118
Telephone (405) 843-3964 Fax (405) 843-9975

ADVENTURE MUSCINET.com, Inc.
(A Development Stage Company)
Balance Sheet
June 30, 2000

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$191
Artists advances	17,614
Other current assets	4,186
Total current assets	21,991
PROPERTY AND EQUIPMENT, net	3,748
OTHER ASSETS	
Copyrights, Note A	26,000
Total other assets	26,000
Total Assets	$51,739

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$30,210
Accrued expenses	784
Total current liabilities	30,994
STOCKHOLDERS' EQUITY	
Common stock - no par value, 10,000,000 shares authorized, 4,249,300 shares issued and outstanding	284,300
Deficit accumulated during the development stage	(263,555)
Total Stockholders' Equity	20,745
Total Liabilities and Stockholders' Equity	$51,739

See accountants' report and notes to financial statements.

ADVENTURE MUSICNET.com, Inc.
(A Development Stage Company)
Statement of Operations
From Inception, August 16, 1999 to June 30, 2000

REVENUES	$0
OPERATING COSTS AND EXPENSES	
General, selling, and administrative - Note D	263,555
Loss before income taxes	(263,555)
Provision for income taxes - Note E	-
NET LOSS	($263,555)
Earnings (Loss) Per Share - Note F:	
Basic loss per share	($0.08)
Diluted loss per share	($0.08)
Weighted average common shares outstanding	3,476,183

See accountants' report and notes to financial statements.

ADVENTURE MUSCINET.com, Inc.
(A Development Stage Company)
Statement of Stockholders' Equity
From Inception, August 16, 1999 to June 30, 2000

	Common Stock		Accumulated
	Shares	Amount	Deficit
Stock issued to founders (August, 1999)	3,965,000	-	
Stock issued in exchange for cash of $191,000 ($1.00/share) (September, 1999 - June, 2000)	191,000	$191,000	
Stock issued to twelve individuals in exchange for various services ($1.00/share)(September - December, 1999)	93,300	93,300	
Net loss			($263,555)
Ending Balance, June 30, 2000	4,249,300	$284,300	($263,555)

See accountants' report and notes to financial statements.

ADVENTURE MUSICNET.com, Inc.
(A Development Stage Company)
Statement of Cash Flows
From Inception, August 16, 1999 to June 30, 2000

Cash flows from operating activities		
Net loss		($263,555)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		197
Noncash compensation		93,300
Changes in assets and liabilities		
Increase in artists advances		(17,614)
Increase in other current assets		(4,186)
Increase in accounts payable		30,210
Increase in accrued expenses		784
Total adjustments		$102,691
Net cash used by operating activities		($160,864)
Cash flows from investing activities		
Purchases of property and equipment	($3,945)	
Purchases of copyrights	(26,000)	
Net cash used by investing activities		(29,945)
Cash flows from financing activities		
Proceeds from issuance of stock	191,000	
Net cash provided by financing activities		191,000
Net increase in cash and cash equivalents		$191
Cash and cash equivalents at beginning of period		0
Cash and cash equivalents at end of period		$191
Supplemental cash flow information:		
Cash paid during the year for interest		$0
Cash paid during the year for income taxes		$0

Noncash investing and financing activities:
During the period ended June 30, 2000, the Company issued a total of 3,965,000 shares of its no par value common stock to the founders. An additional 93,300 shares were issued for services. The Company assigned a value of $1.00 per share to these services.

See accountants' report and notes to financial statements.

ADVENTURE MUSICNET.com, Inc.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

June 30, 2000

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES

ADVENTURE MUSICNET.com, Inc. (the "Company"), a development stage company, was formed as a diversified entertainment company with plans for operations in the recorded music industry as well as online and cable entertainment production and programming. Its principal activities have consisted of financial planning, establishing sources of production and supply, developing markets, and raising capital. Its principal operations have not started and the Company has no present sources of significant revenues.

1. Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

2. Property and Equipment

Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred. Upon sale, retirement, or other disposition, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations for the period. The Company depreciates property and equipment using the straight-line method over their estimated useful lives ranging from five to ten years.

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses are recognized based upon the estimated fair value of the asset.

3. Revenue Recognition

The Company currently has no significant revenues as it is still in the development stage.

4. Income Taxes

Deferred income taxes are provided on temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years. Deferred income tax assets or liability are determined by applying the presently enacted tax rates and laws.

5. Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect certain reported amounts and disclosures, accordingly, actual results could differ from those estimates.

6. Intangible Assets

The Company has entered into an exclusive artist agreement calling for the production of certain recorded artistic works. The costs associated with this contract have been capitalized, however, the resulting copyrighted recordings were not completed as of the year end and accordingly amortization of them has not commenced. Amortization of this contract will commence in July, 2000, the initial album release date, and continue for the contract term of 36 months.

7. Related Party Transactions

The Company issued 3,965,000 shares of its common stock to the founders and organizers of the Company. Salaries totaling $57,779, commencing on September 1, 1999, were paid to two major shareholders.

8. Deferred Offering Costs

The Company is seeking to raise $2,000,000 to $4,500,000 through an offering of its stock to the general public. Direct costs associated with this offering will be accumulated until the offering is complete and then charged directly to equity. The Company had incurred no direct costs associated with this offering as of June 30, 2000.

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at June 30, 2000:

Office equipment	$3,945
	3,945
Less: Accumulated depreciation	197
	$ 3,748

NOTE C - GOING CONCERN

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy which it believes will accomplish this objective through additional equity funding enabling the Company to continue operations into the future.

NOTE D - GENERAL, SELLING AND ADMINISTRATIVE EXPENSES

Officer salaries	$ 57,779
Other salaries	20,723
Travel	8,954
Rent	12,000
Professional fees	40,217
Legal fees	36,500
Telephone	13,613
Supplies	3,435
Consulting fees	21,000
Marketing	40,786
Other	8,548
Total	$263,555

NOTE E - INCOME TAXES

The Company's effective income tax benefit computed using the federal statutory tax rate is as follows:

	Year Ended June 30, 2001	Period from August 16, 1999 (inception) through June 30, 2000	2001
Income tax benefit at federal statutory rate	$ 44,791	$ 89,609	$134,400
Valuation allowance	(44,791)	(89,609)	(134,400)
	$ -	$ -	$ -

Components of deferred tax assets at June 30, are as follows:

	2000	2001
Assets		
Net operating loss carryforward	$ 89,609	$134,400
Valuation allowance	(89,609)	(134,400)
	$ -	$ -

A valuation allowance is provided for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At June 30, 2000 and 2001, the Company had a net deferred tax asset mainly related to a net operating loss carryforward from operating losses incurred. As such carryforward can only be used to offset future taxable income, management has fully reserved this net deferred tax asset with a valuation allowance until it is more likely than not that taxable income will be generated.

NOTE F – LOSS PER COMMON SHARE

Loss per common share was computed by dividing the net loss by the weighted average number of shares on common stock outstanding during the year. At June 30, 2000 and 2001, the Company had no stock options or warrants outstanding resulting in identical amounts for basic and diluted loss per share.

AMN Records, Inc.
(A Development Stage Company)
Balance Sheet
September 30, 2001 and June 30, 2001

ASSETS

	Unaudited September 30, 2001	June 30, 2001
CURRENT ASSETS		
Cash and cash equivalents	$381	$174
Artists advances	19,832	19,832
Total current assets	20,213	20,006
PROPERTY AND EQUIPMENT, net	3,043	3,184
OTHER ASSETS		
Copyrights, net - Note A	15,167	17,333
Deferred offering costs, Note A	26,010	26,010
Total other assets	41,177	43,343
Total Assets	$64,433	$66,533

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$29,883	$29,883
Accrued expenses	51,664	33,885
Loans from stockholders	71,760	66,760
Total current liabilities	153,307	130,528
STOCKHOLDERS' EQUITY		
Common stock - no par value, 10,000,000 shares authorized, 4,296,300 shares and 4,296,300 shares issued and outstanding respectively	331,300	331,300
Deficit accumulated during the development stage	(420,174)	(395,295)
Total Stockholders' Equity	(88,874)	(63,995)
Total Liabilities and Stockholders' Equity	$64,433	$66,533

The accompanying notes are an integral part of these financial statements.

AMN Records, Inc.
(A Development Stage Company)
Statement of Operations

	Three Months Ended September 30, 2001	2000	Year Ended June30, 2001	From Inception, August, 1999 through September 30, 2001
REVENUES	$0	$0	$0	$0
OPERATING COSTS AND EXPENSES				
General, selling, and administrative - Note D	24,879	32,935	131,740	420,174
Loss before income taxes	(24,879)	(32,935)	(131,740)	(420,174)
Provision for income taxes - Note E	-	-	-	-
NET LOSS	($24,879)	($32,935)	($131,740)	($420,174)
Earnings (Loss) Per Share - Note F:				
Basic loss per share	($0.01)	($0.01)	($0.03)	($0.11)
Diluted loss per share	($0.01)	($0.01)	($0.30)	($0.11)
Weighted average common shares outstanding	4,296,300	4,296,300	4,296,550	3,931,804

The accompanying notes are an integral part of these financial statements.

AMN Records, Inc.

(A Development Stage Company)

Statement of Stockholders' Equity

From August, 1999 (Inception) through September 30, 2001

	Common Stock		Accumulated
	Shares	Amount	Deficit
Stock issued to founders (August, 1999)	3,965,000	-	
Stock issued in exchange for cash of $191,000 ($1.00/share) (September, 1999 - June, 2000)	191,000	$191,000	
Stock issued to twelve individuals in exchange for various services ($1.00/share)(September - December, 1999)	93,300	93,300	
Net loss			(263,555)
Balance, June 30, 2000	4,249,300	284,300	(263,555)
Stock issued in exchange for cash of $47,000 ($1.00/share) (July - August, 2000)	47,000	47,000	
Net loss			(131,740)
Balance, June 30, 2001	4,296,300	331,300	(395,295)
Net loss			(24,879)
Balance, September 30, 2001	4,296,300	$331,300	($420,174)

The accompanying notes are an integral part of these financial statements.

AMN Records, Inc.
(A Development Stage Company)
Statement of Cash Flows

	Three Months Ended September 30, 2001	Three Months Ended September 30, 2000	From Inception, August, 1999 through September 30, 2001
Cash flows from operating activities			
Net loss	($24,879)	($52,100)	($420,174)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	2,308	2,308	11,736
Noncash compensation			93,300
Changes in assets and liabilities			
(Increase) decrease in artists advances			(19,832)
(Increase) decrease in other current assets			
(Increase) decrease in deferred offering costs			(26,010)
Increase (decrease) in accounts payable			29,883
Increase (decrease) in accrued expenses	17,778	730	51,663
Total adjustments	20,086	3,038	140,740
Net cash used by operating activities	(4,793)	(49,062)	(279,434)
Cash flows from investing activities			
Purchases of property and equipment			(3,945)
Purchases of copyrights			(26,000)
Net cash used by investing activities	0	0	(29,945)
Cash flows from financing activities			
Proceeds from stockholder loans	5,000	5,150	71,760
Proceeds from issuance of stock		47,000	238,000
Net cash provided by financing activities	5,000	52,150	309,760
Net increase (decrease) in cash and cash equivalents	207	3,088	381
Cash and cash equivalents at beginning of period	174	191	0
Cash and cash equivalents at end of period	$381	$3,279	$381
Supplemental cash flow information:			
Cash paid during the year for interest	$0	$0	$0
Cash paid during the year for income taxes	$0	$0	$0

Noncash investing and financing activities:
During the period ended June 30, 2000, the Company issued a total of 3,965,000 shares of its no par value common stock to the founders. An additional 93,300 shares were issued for services. The Company assigned a value of $1.00 per share to these services.

The accompanying notes are an integral part of these financial statements.

AMN Records, Inc.
(formerly ADVENTURE MUSICNET.com, Inc.)
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

June 30, 2001 and September 30, 2001

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES

AMN Records, Inc., formerly ADVENTURE MUSICNET.com, Inc., (the "Company"), a development stage company, was formed as a diversified entertainment company with plans for operations in the recorded music industry as well as online and cable entertainment production and programming. Its principal activities have consisted of financial planning, establishing sources of production and supply, developing markets, and raising capital. Its principal operations have not started and the Company has no present sources of significant revenues. On August 7, 2001, the Company changed its name to AMN Records, Inc.

1. <u>Cash and Cash Equivalents</u>

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

2. <u>Property and Equipment</u>

Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred. Upon sale, retirement, or other disposition, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations for the period. The Company depreciates property and equipment using the straight-line method over their estimated useful lives ranging from five to ten years.

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses are recognized based upon the estimated fair value of the asset.

3. Revenue Recognition

The Company currently has no significant revenues as it is still in the development stage.

4. Income Taxes

Deferred income taxes are provided on temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years. Deferred income tax assets or liability are determined by applying the presently enacted tax rates and laws.

5. Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect certain reported amounts and disclosures, accordingly, actual results could differ from those estimates.

6. Intangible Assets

The Company has entered into an exclusive artist agreement calling for the production of certain recorded artistic works. All costs associated with this contract have been capitalized. The resulting copyrighted recordings were not completed as of June 30, 2000, with amortization of this contract commencing in July, 2000, the initial album release date, and continuing for the contract term of 36 months.

7. Related Party Transactions

The Company issued 3,965,000 shares of its common stock to the founders and organizers of the Company. Two major shareholders were paid salaries totaling $57,779 during the year ended June 30, 2000, $77,080 during the year ended June 30, 2001 and $18,570 during the three months ended September 30, 2001. Salaries commenced on September 1, 1999.

8. Deferred Offering Costs

The Company is seeking to raise $2,000,000 to $4,500,000 through an offering of its stock to the general public. Direct costs associated with this offering will be accumulated until the offering is complete and then charged directly to equity. The Company had incurred no direct costs associated with this offering as of June 30, 2000, $26,010 during the year ended June 30, 2001 and $0 during the three months ended September 30, 2001.

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	September 30, 2001	June 30, 2001
Office equipment	$3,945	$3,945
	3,945	3,945
Less: Accumulated depreciation	(902)	(761)
	$ 3,043	$3,184

NOTE C - GOING CONCERN

Continuation of the Company as a going concern is dependent upon obtaining additional working capital. The management of the Company has developed a strategy which it believes will accomplish this objective through additional equity funding enabling the Company to continue operations into the future.

NOTE D - GENERAL, SELLING AND ADMINISTRATIVE EXPENSES

General, selling and administrative expenses consist of the following:

	Three Months Ended September 30, 2001	August, 1999 (Inception) through September 30, 2001
Officer salaries	$ 18,570	$153,429
Other salaries	-	20,723
Travel	-	10,487
Rent	2,500	44,400
Professional fees	-	41,832
Legal fees	-	36,500
Telephone	780	20,478
Supplies	-	4,226
Consulting fees	-	21,000
Marketing	-	43,961
Depreciation and amortization	2,308	11,736
Other	721	11,402
Total	$ 24,879	$420,174

NOTE E - INCOME TAXES

The Company's effective income tax benefit computed using the federal statutory tax rate is as follows:

	Three Months Ended September 30,		August, 1999 (Inception) through September 30,
	2001	2000	2001
Income tax benefit at federal statutory rate	$ 5,971	$ 11,198	$142,859
Valuation allowance	(5,971)	(11,198)	(142,859)
	$ -	$ -	$ -

Components of deferred tax assets are as follows:

	September 30, 2001	June 30, 2001
Assets		
Net operating loss carryforward	$142,859	$134,400
Valuation allowance	(142,859)	(134,400)
	$ -	$ -

A valuation allowance is provided for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At September 30, 2001, the Company had a net deferred tax asset mainly related to a net operating loss carryforward from operating losses incurred. As such carryforward can only be used to offset future taxable income, management has fully reserved this net deferred tax asset with a valuation allowance until it is more likely than not that taxable income will be generated.

NOTE F – LOSS PER COMMON SHARE

Loss per common share was computed by dividing the net loss by the weighted average number of shares on common stock outstanding during the year. At June 30, 2001 and September 30, 2001, the Company had no stock options or warrants outstanding resulting in identical amounts for basic and diluted loss per share.

Three Months Ended September 30,		August, 1999 (Inception) through September 30,
2001	2000	2001

Loss available to common stockholders used in basic and diluted loss per share	($ 24,879)	($ 32,935)	($420,174)
Weighted average number of common shares used in basic and diluted loss per share	4,296,300	4,296,300	3,931,804

Exhibit 11(a)(2) – Management's Representation Regarding the Interim Unaudited Financial Statements as of 9/30/01 – Previously Filed

Exhibit 11(a)(3) Consent of Daniels, McGowan & Associates

Daniels, McGowan & Assoc.
Attorneys and Counselors at Law

Philadelphia Office
Two Penn Center, Ste 200
Philadelphia, PA 19102-1706
Phone: (215) 854-6396
Fax: (215-569-0216

St. Louis Office
1201 Allen Market Lane, Ste. 200
St. Louis, MO 63104
Phone: (314) 621-2728
Fax: (314) 621-3388
Toll Free: 800-334-2460

February 8, 2001

AdventureMusicnet.com, Inc.
1227 16th Avenue, South
Nashville, Tennessee 37212

Gentlemen:

We refer to the Offering Statement on Form 1-A (the "Offering Statement") to be filed by AMN Records, Inc. (the "Company") with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act") relating to and aggregate of 2,250,000 shares of the Common Stock of the Company, no par value, (the "Shares") to be issued thereunder.

As special counsel for the Company, we have examined such corporate documents, records and such statutory provisions and legal decisions for the state of Tennessee as we have considered necessary and appropriate for the purposes of this opinion and, upon the basis of such examination, advise you that in our opinion, all necessary corporate proceedings by the company have been duly taken to authorize the issuance of the shares and that the shares being exempt from registration under the Act pursuant to the Offering Statement, when issued will be duly authorized, legally issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the reference made to this firm therein. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Offering Statement under the provisions of the Act.

Cordially,

Daniels, McGowan & Associates

SIGNATURE PAGES

All Selling Shareholders Original Signatures – Previously Filed

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned; thereunto duly authorized, in the City of Nashville, State of Tennessee, on 2/8, 2002.

AMN Records, Inc.

By: ____________________
Keith Dressel – Director & CEO

In accordance with the requirements of the Securities Act of 1933, this Offering Statement has been signed by the following persons in the capacities and on the dates stated.

____
Joseph Francis – Director and Chief Financial Officer
Date: 2/8/02

____
Juan Contreras - Director & V-Pres.
Date 2/8/02

____
George Collier - Director
Date 2/8/02

____
Jamie Oldaker - Director & V-Pres
Date 2/8/02

The Offering Statement has been signed by the following persons as "Selling Shareholders" on the dates indicated:

	Signature (and title if any)	Date
David M. Durham		
WIM'S Investment Club		
Rodney S. Barron		
Stuart West		
Dean Sickler		

Joseph Francis – Director and Chief Financial Officer

Date:

Juan Contreras - Director & V-Pres.

Date

George Collier - Director

Date

Jamie Oldaker - Director & V-Pres

Date

The Offering Statement has been signed by the following persons as "Selling Shareholders" on the dates indicated:

	Signature (and title if any)	Date
David M. Durham	[signature]	8-2-01
WIM'S Investment Club		
Rodney S. Barron		
Stuart West		
Dean Sickler		
Darren & John Milne		
Richard L Geldreich		
Timothy P. Yeager		
Sara A. Francis		
William A. Strasser, Sr.		
William A. Strasser, Jr.		

Joseph Francis – Director and Chief Financial Officer

Date:

Juan Contreras - Director & V-Pres.

Date

George Collier - Director

Date

Jamie Oldaker - Director & V-Pres

Date

The Offering Statement has been signed by the following persons as "Selling Shareholders" on the dates indicated:

	Signature (and title if any)	**Date**
David M. Durham		
WIM'S Investment Club	Barbara Lieberman, President	8/10/01
Rodney S. Barron		
Stuart West		
Dean Sickler		
Darren & John Milne		
Richard I. Geldreich		
Timothy P. Yeager		
Sara A. Francis		
William A. Strasser, Sr.		
William A. Strasser, Jr.		

Joseph Francis – Director and Chief Financial Officer

Date:

Juan Contreras - Director & V-Pres.

Date

George Collier - Director

Date

Jamie Oldaker - Director & V-Pres

Date

The Offering Statement has been signed by the following persons as "Selling Shareholders" on the dates indicated:

	Signature (and title if any)	**Date**
David M. Durham		
WIM'S Investment Club		
Rodney S. Barron	[signature]	8-3-01
Stuart West		
Dean Sickler		
Darren & John Milne		
Richard L Geldreich		
Timothy P. Yeager		
Sara A. Francis		
William A. Strasser, Sr.		
William A. Strasser, Jr.		

Joseph Francis – Director and Chief
Financial Officer

Date:

Juan Contreras - Director & V-Pres.

Date

George Collier - Director

Date

Jamie Oldaker - Director & V-Pres

Date

The Offering Statement has been signed by the following persons as "Selling Shareholders" on the dates indicated:

	Signature (and title if any)	**Date**
David M. Durham		
WIM'S Investment Club		
Rodney S. Barron		
Stuart West	[illegible]	8-1-01
Dean Sickler		
Darren & John Milne		
Richard I. Geldreich		
Timothy P. Yeager		
Sara A. Francis		
William A. Strasser, Sr.		
William A. Strasser, Jr.		

Joseph Francis – Director and Chief
Financial Officer

Date:

Juan Contreras - Director & V-Pres.

Date

George Collier - Director

Date

Jamie Oldaker - Director & V-Pres

Date

The Offering Statement has been signed by the following persons as "Selling Shareholders" on the dates indicated:

	Signature (and title if any)	**Date**
David M. Durham		
WIM'S Investment Club		
Rodney S. Barron		
Stuart West		
Dean Sickler	[signature]	08-05-01
Darren & John Milne		
Richard I. Geldreich		
Timothy P. Yeager		
Sara A. Francis		
William A. Strasser, Sr.		
William A. Strasser, Jr.		

Joseph Francis – Director and Chief Financial Officer

Date:

Juan Contreras - Director & V-Pres.

Date

George Collier - Director

Date

Jamie Oldaker - Director & V-Pres

Date

The Offering Statement has been signed by the following persons as "Selling Shareholders" on the dates indicated.

	Signature (and title if any)	Date
David M. Durham		
WMCS Investment Club		
Rodney S. Barron		
Stuart West		
Dean Sickler		
Darren & John Milne	[signature]	12-26-01
Richard I. Geidreich		
Timothy P. Yeager		
Sara A. Francis		
William A. Strasser, Sr.		
William A. Strasser, Jr.		

Joseph Francis – Director and Chief Financial Officer

Date:

Juan Contreras - Director & V-Pres.

Date

George Collier - Director

Date

Jamie Oldaker - Director & V-Pres

Date

The Offering Statement has been signed by the following persons as "Selling Shareholders" on the dates indicated:

	Signature (and title if any)	**Date**
David M. Durham		
WIM'S Investment Club		
Rodney S. Barron		
Stuart West		
Dean Sickler		
Darren & John Milne		
Richard I. Geldreich	Richard I Geldreich	15 Aug 01
Timothy P. Yeager		
Sara A. Francis		
William A. Strasser, Sr.		
William A. Strasser, Jr.		

Joseph Francis – Director and Chief
Financial Officer

Date:

Juan Contreras - Director & V-Pres.

Date

George Collier - Director

Date

Jamie Oldaker - Director & V-Pres

Date

The Offering Statement has been signed by the following persons as "Selling Shareholders" on the dates indicated:

	Signature (and title if any)	**Date**
David M. Durham		
WIM'S Investment Club		
Rodney S. Barron		
Stuart West		
Dean Sickler		
Darren & John Milne		
Richard I. Geldreich		
Timothy P. Yeager		7/31/01
Sara A. Francis		
William A. Strasser, Sr.		
William A. Strasser, Jr.		

Joseph Francis – Director and Chief Financial Officer

Date:

Juan Contreras - Director & V-Pres.

Date

George Collier - Director

Date

Jamie Oldaker - Director & V-Pres

Date

The Offering Statement has been signed by the following persons as "Selling Shareholders" on the dates indicated:

	Signature (and title if any)	Date
David M. Durham		
WIM'S Investment Club		
Rodney S. Barron		
Stuart West		
Dean Sickler		
Darren & John Milne		
Richard I. Geldreich		
Timothy P. Yeager		
Sara A. Francis	Sara A. Francis	8/2/01
William A. Strasser, Sr.		
William A. Strasser, Jr.		

Joseph Francis – Director and Chief Financial Officer

Date:

Juan Contreras - Director & V-Pres.

Date

George Collier - Director

Date

Jamie Oldaker - Director & V-Pres

Date

The Offering Statement has been signed by the following persons as "Selling Shareholders" on the dates indicated:

	Signature (and title if any)	**Date**
David M. Durham		
WIM'S Investment Club		
Rodney S. Barron		
Stuart West		
Dean Sickler		
Darren & John Milne		
Richard I. Geldreich		
Timothy P. Yeager		
Sara A. Francis		
William A. Strasser, Sr.	William A. Strasser Sr	8/5/01
William A. Strasser, Jr.		

Joseph Francis – Director and Chief Financial Officer

Date:

Juan Contreras - Director & V-Pres.

Date

George Collier - Director

Date

Jamie Oldaker - Director & V-Pres

Date

The Offering Statement has been signed by the following persons as "Selling Shareholders" on the dates indicated:

	Signature (and title if any)	**Date**
David M. Durham		
WIM'S Investment Club		
Rodney S. Barron		
Stuart West		
Dean Sickler		
Darren & John Milne		
Richard I. Geldreich		
Timothy P. Yeager		
Sara A. Francis		
William A. Strasser, Sr.		
William A. Strasser, Jr.	[signature]	8/5/01

Michael D. Crowell	Michael D. Crowell	______
Rosemary & Ray Patrick	______	______
Larry Hicks	______	______
Winona & Bill Brooksbank	______	______
Tina Hicks	______	______
Jim Felder	______	______
Bradley Hall	______	______
Ken Gray	______	______
Norman Gillis, III	______	______
Scott N. Madigan	______	______
Michael Mills	______	______
Robert Resnick	______	______
Stephen Platt	______	______
Julie Kerr	______	______
Keri Lynn McMurtry	______	______
Lynn Hammersmith	______	______
JLJ, Inc.	______	______
Doug Barton	______	______
Brian Thompson	______	______
James E. Eckelberger	______	______
B. V. Corwin	______	______
Bruce & Kelly Carillon	______	______
John J. Watkins	______	______
Jeff & Shirley Thorne	______	______
T. Patrick Davis	______	______

Michael D. Crowell	______	______
Rosemary & Ray Patrick	Rosemary Patrick, Ray Patrick	8-5-01
Larry Hicks	______	______
Winona & Bill Brooksbank	______	______
Tina Hicks	______	______
Jim Felder	______	______
Bradley Hall	______	______
Ken Gray	______	______
Norman Gillis, III	______	______
Scott N. Madigan	______	______
Michael Mills	______	______
Robert Resnick	______	______
Stephen Platt	______	______
Julie Kerr	______	______
Keri Lynn McMurtry	______	______
Lynn Hammersmith	______	______
JLJ, Inc.	______	______
Doug Barton	______	______
Brian Thompson	______	______
James E. Eckelberger	______	______
B. V. Corwin	______	______
Bruce & Kelly Carillon	______	______
John J. Watkins	______	______
Jeff & Shirley Thorne	______	______
T. Patrick Davis	______	______

Michael D. Crowell		
Rosemary & Ray Patrick		
Larry Hicks	[signature]	8/3/01
Winona & Bill Brooksbank		
Tina Hicks		
Jim Felder		
Bradley Hall		
Ken Gray		
Norman Gillis, III		
Scott N. Madigan		
Michael Mills		
Robert Resnick		
Stephen Platt		
Julie Kerr		
Keri Lynn McMurtry		
Lynn Hammersmith		
JLJ, Inc.		
Doug Barton		
Brian Thompson		
James E. Eckelberger		
B. V. Corwin		
Bruce & Kelly Carillon		
John J. Watkins		
Jeff & Shirley Thorne		
T. Patrick Davis		

Michael D. Crowell		
Rosemary & Ray Patrick		
Larry Hicks		
Winona & Bill Brooksbank	Winona Brooksbank [signature]	10-31-01
Tina Hicks		
Jim Felder		
Bradley Hall		
Ken Gray		
Norman Gillis, III		
Scott N. Madigan		
Michael Mills		
Robert Resnick		
Stephen Platt		
Julie Kerr		
Keri Lynn McMurtry		
Lynn Hammersmith		
JLJ, Inc.		
Doug Barton		
Brian Thompson		
James E. Eckelberger		
B. V. Corwin		
Bruce & Kelly Carillon		
John J. Watkins		
Jeff & Shirley Thorne		
T. Patrick Davis		

Michael D. Crowell	____________	________
Rosemary & Ray Patrick	____________	________
Larry Hicks	____________	________
Winona & Bill Brookshank	____________	________
Tina Hicks	Tina Hicks	8/8/01
Jim Felder	____________	________
Bradley Hall	____________	________
Ken Gray	____________	________
Norman Gillis, III	____________	________
Scott N. Madigan	____________	________
Michael Mills	____________	________
Robert Resnick	____________	________
Stephen Platt	____________	________
Julie Kerr	____________	________
Keri Lynn McMurtry	____________	________
Lynn Hammersmith	____________	________
JLJ, Inc.	____________	________
Doug Barton	____________	________
Brian Thompson	____________	________
James E. Eckelberger	____________	________
B. V. Corwin	____________	________
Bruce & Kelly Carillon	____________	________
John J. Watkins	____________	________
Jeff & Shirley Thorne	____________	________
T. Patrick Davis	____________	________

Michael D. Crowell		
Rosemary & Ray Patrick		
Larry Hicks		
Winona & Bill Brooksbank		
Tina Hicks		
Jim Felder	[illegible]	[illegible]
Bradley Hall		
Ken Gray		
Norman Gillis, III		
Scott N. Madigan		
Michael Mills		
Robert Resnick		
Stephen Platt		
Julie Kerr		
Keri Lynn McMurtry		
Lynn Hammersmith		
JLJ, Inc.		
Doug Barton		
Brian Thompson		
James E. Eckelberger		
B. V. Corwin		
Bruce & Kelly Carillon		
John J. Watkins		
Jeff & Shirley Thorne		
T. Patrick Davis		

Michael D. Crowell

Rosemary & Ray Patrick

Larry Hicks

Winona & Bill Brooksbank

Tina Hicks

Jim Felder

Bradley Hall

Ken Gray

Norman Gillis, III

Scott N. Madigan

Michael Mills

Robert Resnick

Stephen Platt

Julie Kerr

Keri Lynn McMurtry

Lynn Hammersmith

JLJ, Inc.

Doug Barton

Brian Thompson

James E. Eckelberger

B. V. Corwin

Bruce & Kelly Carillon

John J. Watkins

Jeff & Shirley Thorne

T. Patrick Davis

Michael D. Crowell		
Rosemary & Ray Patrick		
Larry Hicks		
Winona & Bill Brooksbank		
Tina Hicks		
Jim Felder		
Bradley Hall		
Ken Gray	[signature]	AUG 3, 2001
Norman Gillis, III		
Scott N. Madigan		
Michael Mills		
Robert Resnick		
Stephen Platt		
Julie Kerr		
Keri Lynn McMurtry		
Lynn Hammersmith		
JLJ, Inc.		
Doug Barton		
Brian Thompson		
James E. Eckelberger		
B. V. Corwin		
Bruce & Kelly Carillon		
John J. Watkins		
Jeff & Shirley Thorne		
T. Patrick Davis		

Michael D. Crowell		
Rosemary & Ray Patrick		
Larry Hicks		
Winona & Bill Brooksbank		
Tina Hicks		
Jim Felder		
Bradley Hall		
Ken Gray		
Norman Gillis, III	[signature]	7/30/01
Scott N. Madigan		
Michael Mills		
Robert Resnick		
Stephen Platt		
Julie Kerr		
Keri Lynn McMurtry		
Lynn Hammersmith		
JLJ, Inc.		
Doug Barton		
Brian Thompson		
James E. Eckelberger		
B. V. Corwin		
Bruce & Kelly Carillon		
John J. Watkins		
Jeff & Shirley Thorne		
T. Patrick Davis		

Michael D. Crowell		
Rosemary & Ray Patrick		
Larry Hicks		
Winona & Bill Brooksbank		
Tina Hicks		
Jim Felder		
Bradley Hall		
Ken Gray		
Norman Gillis, III		
Scott N. Madigan	[signature]	11-05-20
Michael Mills		
Robert Resnick		
Stephen Platt		
Julie Kerr		
Keri Lynn McMurtry		
Lynn Hammersmith		
JLJ, Inc.		
Doug Barton		
Brian Thompson		
James E. Eckelberger		
B. V. Corwin		
Bruce & Kelly Carillon		
John J. Watkins		
Jeff & Shirley Thorne		
T. Patrick Davis		

Michael D. Crowell		
Rosemary & Ray Patrick		
Larry Hicks		
Winona & Bill Brooksbank		
Tina Hicks		
Jim Felder		
Bradley Hall		
Ken Gray		
Norman Gillis, III		
Scott N. Madigan		
Michael Mills	Michael J. Mills	07/31/01
Robert Resnick		
Stephen Platt		
Julie Kerr		
Keri Lynn McMurtry		
Lynn Hammersmith		
JLJ, Inc.		
Doug Barton		
Brian Thompson		
James E. Eckelberger		
B. V. Corwin		
Bruce & Kelly Carillon		
John J. Watkins		
Jeff & Shirley Thorne		
T. Patrick Davis		

Michael D. Crowell		
Rosemary & Ray Patrick		
Larry Hicks		
Winona & Bill Brooksbank		
Tina Hicks		
Jim Felder		
Bradley Hall		
Ken Gray		
Norman Gillis, III		
Scott N. Madigan		
Michael Mills		
Robert Resnick	[illegible]	8/2/01
Stephen Platt		
Julie Kerr		
Keri Lynn McMurtry		
Lynn Hammersmith		
JLJ, Inc.		
Doug Barton		
Brian Thompson		
James E. Eckelberger		
B. V. Corwin		
Bruce & Kelly Carillon		
John J. Watkins		
Jeff & Shirley Thorne		
T. Patrick Davis		

Michael D. Crowell		
Rosemary & Ray Patrick		
Larry Hicks		
Winona & Bill Brooksbank		
Tina Hicks		
Jim Felder		
Bradley Hall		
Ken Gray		
Norman Gillis, III		
Scott N. Madigan		
Michael Mills		
Robert Resnick		
Stephen Platt	Steve Platt (SP)	10-4-01
Julie Kerr		
Keri Lynn McMurtry		
Lynn Hammersmith		
JLJ, Inc.		
Doug Barton		
Brian Thompson		
James E. Eckelberger		
B. V. Corwin		
Bruce & Kelly Carillon		
John J. Watkins		
Jeff & Shirley Thorne		
T. Patrick Davis		

Michael D. Crowell		
Rosemary & Ray Patrick		
Larry Hicks		
Winona & Bill Brooksbank		
Tina Hicks		
Jim Felder		
Bradley Hall		
Ken Gray		
Norman Gillis, III		
Scott N. Madigan		
Michael Mills		
Robert Resnick		
Stephen Platt		
Julie Kerr	Julie B. Kerr	7-28-01
Keri Lynn McMurtry		
Lynn Hammersmith		
JLJ, Inc.		
Doug Barton		
Brian Thompson		
James E. Eckelberger		
B. V. Corwin		
Bruce & Kelly Carillon		
John J. Watkins		
Jeff & Shirley Thorne		
T. Patrick Davis		

Michael D. Crowell		
Rosemary & Ray Patrick		
Larry Hicks		
Winona & Bill Brooksbank		
Tina Hicks		
Jim Feicier		
Bradley Hall		
Ken Gray		
Norman Gillis, III		
Scott N. Madigan		
Michael Mills		
Robert Resnick		
Stephen Platt		
Julie Kerr		
Keri Lynn McMurtry	Keri Lynn McMurtry	8/14/01
Lynn Hammersmith		
JLJ, Inc.		
Doug Barton		
Brian Thompson		
James E. Eckelberger		
B. V. Corwin		
Bruce & Kelly Carillon		
John J. Watkins		
Jeff & Shirley Thorne		
T. Patrick Davis		

Michael D. Crowell		
Rosemary & Ray Patrick		
Larry Hicks		
Winona & Bill Brooksbank		
Tina Hicks		
Jim Felder		
Bradley Hall		
Ken Gray		
Norman Gillis, III		
Scott N. Madigan		
Michael Mills		
Robert Resnick		
Stephen Platt		
Julie Kerr		
Keri Lynn McMurtry		
Lynn Hammersmith	Lynn Hammersmith	7/2/01
JLJ, Inc.	Lynn Hammersmith Corp. Sec.	7/2/
Doug Barton		
Brian Thompson		
James E. Eckelberger		
B. V. Corwin		
Bruce & Kelly Carillon		
John J. Watkins		
Jeff & Shirley Thorne		
T. Patrick Davis		

Michael D. Crowell		
Rosemary & Ray Patrick		
Larry Hicks		
Winona & Bill Brooksbank		
Tina Hicks		
Jim Felder		
Bradley Hall		
Ken Gray		
Norman Gillis, III		
Scott N. Madigan		
Michael Mills		
Robert Resnick		
Stephen Platt		
Julie Kerr		
Keri Lynn McMurtry		
Lynn Hammersmith		
JLJ, Inc.		
Doug Barton	[signature]	8/2/01
Brian Thompson		
James E. Eckelberger		
B. V. Corwin		
Bruce & Kelly Carillon		
John J. Watkins		
Jeff & Shirley Thorne		
T. Patrick Davis		

Michael D. Crowell		
Rosemary & Ray Patrick		
Larry Hicks		
Winona & Bill Brooksbank		
Tina Hicks		
Jim Felder		
Bradley Hall		
Ken Gray		
Norman Gillis, III		
Scott N. Madigan		
Michael Mills		
Robert Resnick		
Stephen Platt		
Julie Kerr		
Keri Lynn McMurtry		
Lynn Hammersmith		
JLJ, Inc.		
Doug Barton		
Brian Thompson		04 OCT 01
James E. Eckelberger		
B. V. Corwin		
Bruce & Kelly Carillon		
John J. Watkins		
Jeff & Shirley Thorne		
T. Patrick Davis		

Michael D. Crowell

Rosemary & Ray Patrick

Larry Hicks

Winona & Bill Brooksbank

Tina Hicks

Jim Felder

Bradley Hall

Ken Gray

Norman Gillis, III

Scott N. Madigan

Michael Mills

Robert Resnick

Stephen Platt

Julie Kerr

Keri Lynn McMurtry

Lynn Hammersmith

JLJ, Inc.

Doug Barton

Brian Thompson

James E. Eckelberger

B. V. Corwin

Bruce & Kelly Carillon

John J. Watkins

Jeff & Shirley Thorne

T. Patrick Davis

Michael D. Crowell	__________	________
Rosemary & Ray Patrick	__________	________
Larry Hicks	__________	________
Winona & Bill Brooksbank	__________	________
Tina Hicks	__________	________
Jim Felder	__________	________
Bradley Hall	__________	________
Ken Gray	__________	________
Norman Gillis, III	__________	________
Scott N. Madigan	__________	________
Michael Mills	__________	________
Robert Resnick	__________	________
Stephen Platt	__________	________
Julie Kerr	__________	________
Keri Lynn McMurtry	__________	________
Lynn Hammersmith	__________	________
JLJ, Inc.	__________	________
Doug Barton	__________	________
Brian Thompson	__________	________
James E. Eckelberger	__________	________
B. V. Corwin	[signature]	8/2/2001
Bruce & Kelly Carillon	__________	________
John J. Watkins	__________	________
Jeff & Shirley Thorne	__________	________
T. Patrick Davis	__________	________

Michael D. Crowell	Michael D. Crowell	3 Aug '01
Rosemary & Ray Patrick		
Larry Hicks		
Winona & Bill Brooksbank		
Tina Hicks		
Jim Felder		
Bradley Hall		
Ken Gray		
Norman Gillis, III		
Scott N. Madigan		
Michael Mills		
Robert Resnick		
Stephen Platt		
Julie Kerr		
Keri Lynn McMurtry		
Lynn Hammersmith		
JLJ, Inc.		
Doug Barton		
Brian Thompson		
James E. Eckelberger		
B. V. Corwin		
Bruce & Kelly Carillon	Bruce Carillon Jr. Kelly C Carillon	8/3/01 8/3/01
John J. Watkins		
Jeff & Shirley Thorne		
T. Patrick Davis		

Michael D. Crowell		
Rosemary & Ray Patrick		
Larry Hicks		
Winona & Bill Brooksbank		
Tina Hicks		
Jim Felder		
Bradley Hall		
Ken Gray		
Norman Gillis, III		
Scott N. Madigan		
Michael Mills		
Robert Resnick		
Stephen Platt		
Julie Kerr		
Keri Lynn McMurtry		
Lynn Hammersmith		
JLJ, Inc.		
Doug Barton		
Brian Thompson		
James E. Eckelberger		
B. V. Corwin		
Bruce & Kelly Carillon		
John J. Watkins	[illegible]	8-4-01
Jeff & Shirley Thorne		
T. Patrick Davis		

Michael D. Crowell		
Rosemary & Ray Patrick		
Larry Hicks		
Winona & Bill Brooksbank		
Tina Hicks		
Jim Felder		
Bradley Hall		
Ken Gray		
Norman Gillis, III		
Scott N. Madigan		
Michael Mills		
Robert Resnick		
Stephen Platt		
Julie Kerr		
Keri Lynn McMurtry		
Lynn Hammersmith		
JLJ, Inc.		
Doug Barton		
Brian Thompson		
James E. Eckelberger		
B. V. Corwin		
Bruce & Kelly Carillon		
John J. Watkins		
Jeff & Shirley Thome	Jeff & Shirley Thorne	9/1/01
T. Patrick Davis		

Michael D. Crowell		
Rosemary & Ray Patrick		
Larry Hicks		
Winona & Bill Brooksbank		
Tina Hicks		
Jim Felder		
Bradley Hall		
Ken Gray		
Norman Gillis, III		
Scott N. Madigan		
Michael Mills		
Robert Resnick		
Stephen Platt		
Julie Kerr		
Keri Lynn McMurtry		
Lynn Hammersmith		
JLJ, Inc.		
Doug Barton		
Brian Thompson		
James E. Eckelberger		
B. V. Corwin		
Bruce & Kelly Carillon		
John J. Watkins		
Jeff & Shirley Thorne		
T. Patrick Davis	T. Patrick Davis	8/3/01